FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482-8700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica Group: 2017 First half-yearly financial report

TELEFÓNICA, S.A.

Report on limited review of condensed interim

consolidated financial statements

This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinion, the original language version of our report takes precedence over the translation.

REPORT ON LIMITED REVIEW OF CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

To the shareholders of Telefonica, S.A.

Report on the Condensed Interim Consolidated Financial Statements

Introduction

We have performed a limited review of the accompanying condensed interim consolidated financial statements (hereinafter, the interim financial statements) of Telefonica, S.A. (hereinafter, “the parent company”) and its subsidiaries (hereinafter, “the group”), which comprise the statement of financial position as at June 30, 2017, and the income statement, statement of other comprehensive income, statement of changes in equity, cash flow statement and related notes, all condensed and consolidated, for the six months period then ended. The parent company’s directors are responsible for the preparation of these interim financial statements in accordance with the requirements of International Accounting Standard (IAS) 34, “Interim Financial Reporting”, as adopted by the European Union, for the preparation of condensed interim financial information, as provided in Article 12 of Royal Decree 1362/2007. Our responsibility is to express a conclusion on these interim financial statements based on our limited review.

Scope of Review

We conducted our limited review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A limited review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A limited review is substantially less in scope than an audit conducted in accordance with legislation governing the audit practice in Spain and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on these interim financial statements.

Conclusion

Based on our limited review, that cannot be considered as an audit, nothing has come to our attention that causes us to believe that the accompanying interim financial statements for the six months period ended June 30, 2017 have not been prepared, in all material respects, in accordance with the requirements of International Accounting Standard (IAS) 34, “Interim Financial Reporting”, as adopted by the European Union, for the preparation of condensed interim financial statements, as provided in Article 12 of Royal Decree 1362/2007.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es	1

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290

Emphasis of Matter

We draw attention to Note 2, in which it is mentioned that these interim financial statements do not include all the information required of complete consolidated financial statements prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, therefore the accompanying interim financial statements should be read together with the consolidated annual accounts of the group for the year ended December 31, 2016. This matter does not modify our conclusion.

Report on Other Legal and Regulatory Requirements

The accompanying interim consolidated directors’ Report for the six months period ended June 30, 2017, contains the explanations which the parent company’s directors consider appropriate regarding the principal events of this period and their impact on the interim financial statements presented, of which it does not form part, as well as the information required under the provisions of Article 15 of Royal Decree 1362/2007. We have verified that the accounting information contained in this directors’ Report is in agreement with that of the interim financial statements for the six months period ended June 30, 2017. Our work is limited to checking the interim consolidated directors’ Report in accordance with the scope mentioned in this paragraph and does not include a review of information other than that obtained from Telefonica, S.A. and its subsidiaries’ accounting records.

Other Matter

This report has been prepared at the request of management of Telefonica S.A. in relation to the publication of the half-yearly financial report required by Article 119 of Royal Legislative Decree 4/2015 of 23 October, approving the revised text of the Securities Market Law developed by the Royal Decree 1362/2007, of 19 October.

PricewaterhouseCoopers Auditores, S.L.

/s/ Virginia Arce Peralta

July 27, 2017

2

FIRST HALF 2017

TELEFÓNICA GROUP

Condensed consolidated interim financial statements and consolidated interim management report for the six-months ended June 30, 2017

Condensed consolidated interim financial statements 2017

Telefónica, S.A.    2

Condensed consolidated interim financial statements 2017

Telefónica Group

Consolidated statements of financial position

Millions of euros	Note	06/30/2017	12/31/2016
A) NON-CURRENT ASSETS		97,475	103,667
Intangible assets	7	18,813	20,518
Goodwill	7	27,362	28,686
Property, plant and equipment	7	34,202	36,393
Investments accounted for by the equity method	8	71	76
Non-current financial assets	10	8,863	9,765
Deferred tax assets	12	8,164	8,229

B) CURRENT ASSETS		22,876	19,974
Inventories		1,029	1,055
Trade and other receivables		10,740	10,675
Tax receivables		1,454	1,533
Current financial assets	10	3,590	2,954
Cash and cash equivalents	10	6,046	3,736
Non-current assets and disposal groups classified as held for sale		17	21

TOTAL ASSETS (A+B)		120,351	123,641
A) EQUITY		25,534	28,385
Equity attributable to equity holders of the parent and other holders of equity instruments		16,877	18,157
Equity attributable to non-controlling interests		8,657	10,228

B) NON-CURRENT LIABILITIES		62,331	59,805
Non-current financial liabilities	10	48,780	45,612
Non-current trade and other payables		1,802	1,925
Deferred tax liabilities	12	2,284	2,395
Non-current provisions		9,465	9,873

C) CURRENT LIABILITIES		32,486	35,451
Current financial liabilities	10	13,715	14,749
Current trade and other payables		14,386	16,150
Current tax payables		2,313	2,332
Current provisions		2,072	2,220

TOTAL EQUITY AND LIABILITIES (A+B+C)		120,351	123,641

Unaudited data.

The accompanying condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated statements of financial position.

Telefónica, S.A.    3

Condensed consolidated interim financial statements 2017

Telefónica Group

Consolidated income statements

		January - June	January - June
Millions of euros	Note	2017	2016
Revenues	5	26,091	25,235
Other income		709	725
Supplies		(7,362)	(7,423)
Personnel expenses		(3,493)	(3,436)
Other expenses		(7,766)	(7,345)

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	5	8,179	7,756
Depreciation and amortization	5 and 7	(4,809)	(4,673)

OPERATING INCOME	5	3,370	3,083
Share of profit (loss) of investments accounted for by the equity method	8	3	(3)
Finance income		673	1,681
Exchange gains		2,416	3,168
Finance costs		(1,869)	(3,086)
Exchange losses		(2,417)	(3,083)

Net financial expense		(1,197)	(1,320)

PROFIT BEFORE TAX		2,176	1,760
Corporate income tax	12	(520)	(549)

PROFIT FOR THE PERIOD		1,656	1,211
Attributable to equity holders of the Parent		1,600	1,241
Attributable to non-controlling interests		56	(30)

Basic and diluted earnings per share attributable to equity holders of the parent (euros)		0.29	0.22

Unaudited data.

The accompanying condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated income statements.

Telefónica, S.A.    4

Condensed consolidated interim financial statements 2017

Telefónica Group

Consolidated statements of comprehensive income

	January - June	January - June
Millions of euros	2017	2016
Profit for the period	1,656	1,211
Other comprehensive income (loss)
Gains (losses) on measurement of available-for-sale investments	42	(202)
Income tax impact	5	75
Reclassification of losses (gains) included in the income statement	32	38
Income tax impact	—	(9)

	79	(98)
Gains on hedges	231	361
Income tax impact	(55)	(83)
Reclassification of losses (gains) included in the income statement	75	(71)
Income tax impact	(19)	18

	232	225
Share of gains recognized directly in equity (associates and others)	9	1
Income tax impact	(2)	—

	7	1
Translation differences	(3,350)	2,511

Total other comprehensive (loss) income recognized in the period (Items that may be reclassified subsequently to profit or loss)	(3,032)	2,639

Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	57	(67)
Income tax impact	(14)	23

	43	(44)

Total other comprehensive income (loss) recognized in the period (item that will not be reclassified subsequently to profit or loss )	43	(44)

Total comprehensive (loss) income recognized in the period	(1,333)	3,806
Attributable to:
Equity holders of the parent and other holders of equity instruments	(871)	2,976
Non-controlling interests	(462)	830

	(1,333)	3,806

Unaudited data.

The accompanying condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated statements of comprehensive income.

Telefónica, S.A.    5

Condensed consolidated interim financial statements 2017

Telefónica Group

Consolidated statements of changes in equity

	Attributable to equity holders of the parent and other holders of equity instruments
Millions of euros	Share capital	Share premium	Treasury shares	Other equity instruments	Legal reserve	Retained earnings	Available- for-sale investments	Hedges	Equity of associates and others	Translation differences	Total	Non-controlling interests	Total equity
Financial position at December 31, 2016	5,038	3,227	(1,480)	7,803	985	17,093	9	191	31	(14,740)	18,157	10,228	28,385
Profit for the period	—	—	—	—	—	1,600	—	—	—	—	1,600	56	1,656
Other comprehensive income (loss) for the period	—	—	—	—	—	39	79	231	6	(2,826)	(2,471)	(518)	(2,989)

Total comprehensive income (loss) for the period	—	—	—	—	—	1,639	79	231	6	(2,826)	(871)	(462)	(1,333)
Dividends paid (Note 9)	—	—	—	—	2	(996)	—	—	—	—	(994)	(433)	(1,427)
Net movement in treasury shares (Note 9)	—	—	1	—	—	—	—	—	—	—	1	—	1
Acquisitions and disposals of non-controlling interests and business combinations (Note 6)	—	—	754	—	—	(83)	—	—	—	—	671	(671)	—
Undated Deeply Subordinated Securities (Note 9)	—	—	—	—	—	(100)	—	—	—	—	(100)	(6)	(106)
Other movements	—	—	—	—	—	13	—	—	—	—	13	1	14

Financial position at June 30, 2017	5,038	3,227	(725)	7,803	987	17,566	88	422	37	(17,566)	16,877	8,657	25,534

	Attributable to equity holders of the parent and other holders of equity instruments
Millions of euros	Share capital	Share premium	Treasury shares	Other equity instruments	Legal reserve	Retained earnings	Available- for-sale investments	Hedges	Equity of associates and others	Translation differences	Total	Non-controlling interests	Total equity
Financial position at December 31, 2015	4,975	3,227	(1,656)	6,803	984	18,475	(53)	(231)	36	(16,789)	15,771	9,665	25,436
Profit for the period	—	—	—	—	—	1,241	—	—	—	—	1,241	(30)	1,211
Other comprehensive income (loss) for the period	—	—	—	—	—	(22)	(98)	220	2	1,633	1,735	860	2,595

Total comprehensive income (loss) for the period	—	—	—	—	—	1,219	(98)	220	2	1,633	2,976	830	3,806
Dividends paid (Note 9)	—	—	—	—	—	(1,906)	—	—	—	—	(1,906)	(404)	(2,310)
Net movement in treasury shares	—	—	(637)	—	—	—	—	—	—	—	(637)	—	(637)
Acquisitions and disposals of non-controlling interests and business combinations	—	—	—	—	—	—	—	—	—	—	—	3	3
Undated Deeply Subordinated Securities	—	—	—	—	—	(87)	—	—	—	—	(87)	(7)	(94)
Other movements	—	—	—	(1)	—	21	—	—	—	—	20	1	21

Financial position at June 30, 2016	4,975	3,227	(2,293)	6,802	984	17,722	(151)	(11)	38	(15,156)	16,137	10,088	26,225

Unaudited data.

The accompanying condensed notes 1 to 15 and Appendix I are an integral part of these consolidated statements of changes in equity.

Telefónica, S.A.    6

Condensed consolidated interim financial statements 2017

Telefónica Group

Consolidated statements of cash flows

	January - June	January - June
Millions of euros	2017	2016
Cash received from operations	32,024	30,670
Cash paid from operations	(24,557)	(23,673)
Net payments of interest and other financial expenses net of dividends received	(976)	(1,377)
Taxes paid	(537)	(228)

Net cash flow provided by operating activities	5,954	5,392
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(4,405)	(4,643)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	30	450
Payments on investments in companies, net of cash and cash equivalents acquired	(6)	(103)
Proceeds on financial investments not included under cash equivalents	155	34
Payments on financial investments not included under cash equivalents	(544)	(128)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents, net	(1,112)	(40)
Government grants received	—	—

Net cash flow used in investing activities	(5,882)	(4,430)
Dividends paid	(1,136)	(2,211)
Proceeds from share capital increase	3	—
(Payments)/proceeds of treasury shares and other operations with shareholders, net	—	(651)
Operations with other equity holders	(135)	(118)
Proceeds on issue of debentures and bonds, and other debts	6,789	3,415
Proceeds on loans, borrowings and promissory notes	2,823	10,445
Cancellation of debentures and bonds, and other debts	(2,534)	(6,534)
Repayments of loans, borrowings and promissory notes	(2,439)	(3,728)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(841)	(1,457)

Net cash flow used in financing activities	2,530	(839)

Effect of changes in exchange rates	(292)	151

Effect of changes in consolidation methods and others	—	(5)

Net increase (decrease) in cash and cash equivalents during the period	2,310	269

CASH AND CASH EQUIVALENTS AT JANUARY 1	3,736	2,615

CASH AND CASH EQUIVALENTS AT JUNE 30	6,046	2,884
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION

BALANCE AT JANUARY 1	3,736	2,615

Telefónica, S.A.    7

Condensed consolidated interim financial statements 2017

Cash on hand and at banks	2,077	1,278
Other cash equivalents	1,659	1,337

BALANCE AT JUNE 30	6,046	2,884
Cash on hand and at banks	3,745	1,228
Other cash equivalents	2,301	1,656

Unaudited data.

The accompanying condensed Notes 1 to 15 and Appendix I are an integral part of these consolidated statements of cash flows.

Telefónica, S.A.    8

Condensed consolidated interim financial statements 2017

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Condensed explanatory notes to the condensed consolidated interim financial statements for the six-months ended June 30, 2017

Note 1. Introduction and general information

Telefónica, S.A. and its subsidiaries and investees (hereinafter, “Telefónica”, “the Company”, the “Telefónica Group” or “the Group” indistinctively) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of wireline and wireless telephony, broadband, internet, data traffic, pay TV and other digital services.

The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).

As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

The website www.telefonica.com provides more information about the organizational structure of the Group, the sectors in which it operates and the products it offers.

Note 2. Basis of presentation

The condensed consolidated interim financial statements for the six-month period ended June 30, 2017 (hereinafter, the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007, of October 19. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2016.

The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting of July 26, 2017.

The figures in these interim financial statements are expressed in millions of euros, unless otherwise indicated, and may therefore be rounded.

Telefónica, S.A.    9

Condensed consolidated interim financial statements 2017

Note 3. Comparison of information

Comparisons in the accompanying interim financial statements refer to the six-month periods ended June 30, 2017 and 2016, except in the consolidated statement of financial position, which compares information at June 30, 2017 and at December 31, 2016.

The main changes in the consolidation scope are described in Appendix I.

With respect to seasonality, the historical performance of consolidated results does not indicate that the operations of the Group, taken as a whole, are subject to significant variations between the first and second halves of the year.

Translation of Telefónica Venezolana’s financial statements

Venezuela is considered as a hyperinflationary economy since 2009. The Bolivar (VEF) is the functional currency of the Venezuelan subsidiaries. We review on a regular basis the economic conditions in Venezuela and the specific circumstances of our Venezuelan operations. Assessment of the exchange rate that better reflects the economics of Telefónica’s business activities in Venezuela relies on several factors and is performed considering all the information available at each closing date.

Over the first half of 2017, the economic and political crisis in Venezuela deepened, bringing a substantial increase in inflation rates. However, the official exchange rate has not followed the change in inflation, and therefore is not representative of the value of the local currency as it does not reflect its real loss in purchasing power. On May 2017, the Government issued a new Exchange Agreement that establishes a foreign currency auctions system with monitored fluctuating bands, which started operating in June. However, the structural weaknesses of this exchange mechanism (lack of depth and transparency) suggest that there will remain a significant departure between official exchange rates and inflation.

In light of this economic reality and in the absence of official rates that are representative of the situation in Venezuela, at June 30, 2017 the Group considers the need to estimate an exchange rate that matches the progression of inflation in Venezuela and contributes to reflect the economic and financial position of the Group’s Venezuelan operations within its consolidated financial statements in a more accurate way (hereinafter, synthetic exchange rate). For this purposes, the calculation method consists of using a representative exchange rate as a starting point, when official exchange rates, existing alternative exchange rates and those rates calculated by using macroeconomic methodologies were more aligned, and restating it for inflation, using the inflation rates applied by the Group to Venezuela (192.1% for the six-month period ending June 30, 2017, 511.1% for year 2016, see Note 3 to the consolidated financial statements as of December 31, 2016).

The exchange rate used to translate the financial statements of the Venezuelan subsidiaries as of June 30, 2017 resulting from the described calculation methodology amounts to 3,547 VEF/USD. As of June 30, 2017, the SIMADI DICOM exchange rate, used by Telefónica in prior periods, amounted to 2,640 VEF/USD.

The financial result resulting from the hyperinflation adjustment to the net monetary position and from the exchange differences arising from foreign currency items held by Telefónica Venezolana amounted to 20 million euro for the first half of 2017 (116 million euro for the first half of 2016).

Telefónica, S.A.    10

Condensed consolidated interim financial statements 2017

The following table presents the contribution of Telefónica Venezolana to certain items of the consolidated income statement, cash flows statement and statement of financial position of the Telefónica Group for the first half of 2017, together with the amounts that would have been resulted had the SIMADI DICOM exchange rate been applied.

Million euros	Conversion at synthetic exchange rate	Conversion at SIMADI/DICOM
Contribution of Telefónica Venezolana to the consolidated financial statements of the Telefónica Group
Revenues	65	87
Operating income before depreciation and amortization (OIBDA)	19	25
Net cash flow provided by operating activities	29	39
Capital expenditures (CapEx)	7	9

Non-current assets	371	499

Alternative measures not defined in IFRS

The Management of the Group uses a series of measures in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.

Operating income before depreciation and amortization (OIBDA)

Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.

The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the six months periods ended June 30, 2017 and 2016:

Millions of euros	2017	2016
OIBDA	8,179	7,756
Depreciation and amortization	(4,809)	(4,673)

Operating income	3,370	3,083

Telefónica, S.A.    11

Condensed consolidated interim financial statements 2017

The following table presents the reconciliation of OIBDA to operating income for each business segment for the six months periods ended June 30, 2017 and 2016:

January – June 2017

Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other companies and elimina- tions	Total Group
OIBDA	2,425	849	861	2,138	1,796	110	8,179
Depreciation and amortization	(850)	(523)	(1,006)	(1,156)	(1,127)	(147)	(4,809)

Operating income	1,575	326	(145)	982	669	(37)	3,370

Telefónica, S.A.    12

Condensed consolidated interim financial statements 2017

January – June 2016 (*)

Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other companies and elimina- tions	Total Group
OIBDA	2,553	918	843	1,643	1,700	99	7,756
Depreciation and amortization	(929)	(561)	(1,109)	(958)	(955)	(161)	(4,673)

Operating income	1,624	357	(266)	685	745	(62)	3,083

(*)	Revised data, see Note 5.

Debt indicators

As calculated by us, net financial debt includes: (i) current and non-current financial liabilities in our consolidated statement of financial position (which include the negative mark-to-market value of derivatives) and (ii) other payables included in “Trade and other payables” (mainly corresponding to payables for deferred payment of radio spectrum). From these liabilities, it is subtracted: i) the cash and cash equivalents, ii) the current financial assets (which includes short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, and iv) other interest-bearing assets (components of “Trade and other receivables” and “Non-current financial assets” in our consolidated statement of financial position).

We calculate net financial debt plus commitments by adding to net financial debt gross commitments related to employee benefits, and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments.

We believe that net financial debt and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our Management. We use net financial debt and net financial debt plus commitments to calculate internally certain solvency and leverage ratios used by Management. Nevertheless, neither net financial debt nor net financial debt plus commitments as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.

Telefónica, S.A.    13

Condensed consolidated interim financial statements 2017

The following table presents a reconciliation of net financial debt and net financial debt plus commitments as of June 30, 2017 and December, 31 2016 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position:

Millions of euros	06/30/2017	12/31/2016
Non-current financial liabilities	48,780	45,612
Current financial liabilities	13,715	14,749

Gross financial debt	62,495	60,361
Cash and cash equivalents	(6,046)	(3,736)
Current financial assets	(3,590)	(2,954)
Positive mark-to-market value of long-term derivative instruments (Note 10)	(3,894)	(5,048)
Other non-current liabilities included in “Trade and other payables”	726	749
Other current liabilities included in “Trade and other payables”	230	449
Other assets included in “Non-current financial assets”	(907)	(524)
Other assets included in “Current trade and other payables”	(527)	(702)

Net financial debt	48,487	48,595
Gross commitments related to employee benefits	6,524	6,839
Value of associated long-term assets	(732)	(749)
Tax benefits	(1,510)	(1,569)

Net commitments related to employee benefits	4,282	4,521

Net financial debt plus commitments	52,769	53,116

Free Cash Flow

The Group’s free cash flow is calculated starting from “net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows, deducting payment/(proceeds) nets on investments/divestments of property, plant and equipment and intangible assets (excluding cash received from the sale of real state), adding the cash received from government grants and deducting dividends paid to minority interests. The cash used to cancel commitments related to employee benefits is added back (originally included in the net cash flow provided by operating activities) as it represents the payments of the principal of the debt incurred with the employees for this concept.

We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders. The same measure is used internally by our Management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.

The following table presents the reconciliation between Telefónica Group’s net cash flow provided by operating activities as indicated in the consolidated statement of cash flows and the free cash flow for the six months period ended June 30, 2017 and 2016:

Millions of euros	2017	2016
Net cash flow provided by operating activities	5,954	5,392
(Payments on investments)/Proceeds nets from the sale of property, plant and equipment and intangible assets, net	(4,405)	(4,643)

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Condensed consolidated interim financial statements 2017

Net cash received from sale of real state	(5)	(2)
Dividends paid to minority shareholders	(255)	(264)
Payments related to cancellation of commitments related to employee benefits	331	332

Free cash flow	1,620	815

Note 4. Accounting policies

The accounting policies applied in the preparation of the interim financial statements for the six-month period ended June 30, 2017 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2016. The following amendments to standards published by the International Accounting Standards Board (IASB) are effective for annual periods beginning on or after January 1, 2017:

•	Improvements to IFRS 2014-2016

The annual improvements projects provide a vehicle for making non-urgent but necessary amendments to IFRSs, with the aim of removing inconsistencies and clarifying wording. The amendments related to IFRS 12 Disclosure of Interests in other Entities, aimed clarifying the scope of the standard, are effective for annual periods beginning on or after January 1, 2017, whereas the rest of the improvements are effective for annual periods beginning on or after January 1, 2018.

•	Amendments to IAS 7, Disclosure Initiative

The amendments to IAS 7 require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows, such as the issuance and repayments of loans, and non-cash changes, such as unpaid acquisitions, sales and exchange differences.

•	Amendments to IAS12, Recognition of Deferred Tax Assets for Unrealised Losses

The amendments clarify the requirements on recognition of deferred taxes when the tax base of an asset exceeds its fair value.

These amendments are effective for annual periods beginning on or after January 1, 2017, and have not been endorsed by the EU for use in Europe. The Group will consider these amendments in the preparation of the annual consolidated financial statements; however, it expects that they will not have a significant impact on the results or financial position of the Group.

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Condensed consolidated interim financial statements 2017

New standards and amendments to standards issued but not effective as of June 30, 2017

At the date of preparation of the interim consolidated financial statements, the following IFRSs and amendments had been published, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 9	Financial instruments	January 1, 2018
IFRS 15	Revenues from Contracts with Customers	January 1, 2018
Clarifications to IFRS 15	Revenues from Contracts with Customers (issued on 12 April 2016)	January 1, 2018
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	January 1, 2018
Amendments to IAS 40	Transfers of Investment Property	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018
Improvements to IFRS Standards 2014-2016 Cycle		January 1, 2017/2018
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019
IFRS 17	Insurance Contracts	January 1, 2021
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred Indefinitely

Based on the analyses made to date, the Group estimates that the adoption of many of these standards, amendments and interpretations will not have a significant impact on the consolidated financial statements in the initial period of application. However, the following issued but not yet effective standards might have a significant impact on the consolidated financial statements at the time of their adoption and prospectively.

IFRS 15 Revenues from Contracts with Customers

IFRS 15 sets out the requirements for recognising revenue from contracts with customers. A number of expected impacts has been identified in connection with the following aspects, among others:

•

Under IFRS 15, for bundled packages that combine multiple wireline, wireless, data, internet or television goods or services, the total revenue will be allocated to each performance obligation based on their standalone selling prices in relation to the total consideration of the package and will be recognised when (or as) the obligation is satisfied, regardless of whether there are undelivered items. This differs from current accounting where the portion of the total consideration that is contingent upon delivery of undelivered elements is not allocated to delivered elements. Consequently,

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Condensed consolidated interim financial statements 2017

when bundles include a discount on equipment, the adoption of these new requirements will result in an increase of revenues recognised from the sale of handsets and other equipment, generally recognised upon delivery to the end customer, in detriment of ongoing service revenue over subsequent periods. To the extent that the packages are marketed at a discount, the difference between the revenue from the sale of equipment and the consideration received from the customer upfront will be recognised as a contract asset on the statement of financial position.

•	Under the current accounting policy, all expenses directly related with obtaining a contract (sales commissions and other third party acquisition costs) are expensed when incurred. However, IFRS 15 requires the recognition of an asset for those costs that are incremental to obtain a contract and that are expected to be recovered and its subsequent amortisation over the same period as the revenue associated with such asset.

•	Compared to the current revenue standard, IFRS 15 sets out more detailed requirements on how to account for contract modifications. Certain changes must be accounted for as a retrospective change (i.e. as a continuation of the original contract), while other modifications must be accounted for prospectively as separate contracts, like the end of the original contract and the creation of a new one.

•	In addition, the Group’s financial statements will include more qualitative and quantitative disclosure of income-related accounts.

The Group is progressing in the process of implementing the new requirements. This process involves the introduction of modifications to the current information systems, the implementation of new IT tools, and changes in the processes and controls of the entire revenue cycle in the Group companies. This process of implementation in the Group entails a high degree of complexity due to factors such as a large number of contracts, numerous data source systems, diversity of business models in the different locations, as well as the need to make complex estimates. Thus, despite the progress in the degree of development of the new tools that support the application of the new requirements, at the present date it is not possible to make a reasonable quantification of the impact that will have the application of this standard at the date of initial application.

However, from the analysis performed on the transactions of the last financial year considering commercial offers as well as the volume of contracts affected, the Group estimates that the most significant impacts due to the changes introduced by IFRS 15 will relate to the transfer of revenues between services and sales of equipment and resultant acceleration of revenues, and the activation and deferral of the incremental costs related to the obtaining contracts.

On the other hand, IFRS 15 allows for two transition methods, namely the full retrospective method and the modified retrospective method with the cumulative effect from initial application recognised at the date of initial application. The Group will adopt this second transition method, therefore it will recognise the cumulative effect of the new requirements as an adjustment to retained earnings in the first year of application of IFRS 15.

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It is also possible to elect to apply certain practical expedients to facilitate the application of the new criteria. The Group has evaluated which of them will be adopted in the implementation of the standard with the objective of reducing the complexity in its application. The main practical expedients that the Group plans to implement are:

•	Not to apply the standard retrospectively to contracts that are completed contracts at January 1, 2018.

•	Portfolio of contracts: the Group will apply the requirements of the standard to groups of contracts with similar characteristics, since, for this cluster, the effects would not differ significantly from an application on a contract by contract basis.

•	Financial component: it will not be considered significant when the period between when the promised good or service is transferred to a customer and when the customer pays for that good or service will be one year or less.

•	Costs to obtain a contract: will be recognised as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

IFRS 9 Financial Instruments

IFRS 9 is applicable to financial assets and financial liabilities. As a result of the analysis of the effects of the new criteria introduced by this standard certain expected impacts have been identified in relation with to the following aspects, among others:

•	IFRS 9 simplifies the current measurement model for financial assets and establishes three main categories: amortised cost, fair value through profit or loss and fair value through Other Comprehensive Income (OCI), depending on the business model and the characteristics of the contractual cash flows. Regarding recognition and measurement of financial liabilities there are not significant changes from current criteria except for the recognition of changes in own credit risk in OCI for those liabilities measured at fair value through profit or loss.

•	IFRS 9 introduces a new model for impairment losses on financial assets, i.e. the expected credit loss model, which replaces the current incurred loss model. Consequently, the application of the new requirements will probably lead to an acceleration in the recognition of impairment losses on financial assets.

•	Under current accounting, a hedge must be highly effective both, prospective and retrospectively, while IFRS 9 introduces a new, less restrictive, accounting model for hedging, requiring an economic relationship between the hedged item and the hedging instrument and that the coverage ratio be the same as that applied by the entity for its risk management. Likewise, the new standard modifies the criteria for documentation of hedging relationships.

•	In addition, the Group’s financial statements will include more detailed disclosures with relevant information regarding financial assets and liabilities.

As a result of the analysis of the new standard, the Group expects that the key changes will relate to documentation of policies and hedging strategies, as well as the estimation and timing of recognition of expected losses on financial assets. The Group has decided to apply the option that allows not to restate comparative periods to be presented in the year of initial application.

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Condensed consolidated interim financial statements 2017

The Group is progressing in the process of implementing the new requirements and adapting its policies and processes, but due to fact that the changes introduced by IFRS 9 will affect financial assets and derivatives held from January 1, 2018, and the complexity of estimations, quantifying reasonably the implications of this standard is not possible at present.

IFRS 16 Leases

IFRS 16 requires lessees to recognise assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position.

The Group acts as a lessee on a very significant number of lease agreements over different assets, such as third-party towers, circuits, office buildings and stores and land where the towers are located, mainly. A significant portion of these contracts is accounted for as operating lease under the current lease standard, with lease payments being recognised generally on a straight-line basis over the contract term.

The Group is currently in the process of estimating the impact of this new standard on such contracts. This analysis includes the estimation of the lease term, based on the non-cancellable period and the periods covered by options to extend the lease, when the exercise depends only on Telefónica and where such exercise is reasonably certain. This will depend, to a large extent, on the specific facts and circumstances by class of assets in the telecom industry (technology, regulation, competition, business model, among others). In addition to this, the Group will make assumptions to calculate the discount rate, which will mainly be based on the incremental borrowing rate of interest for the estimated term. On the other hand, the Group is considering not to separately recognise non-lease components from lease components for those classes of assets in which non-lease components are not material with respect to the total value of the lease.

In addition to the mentioned estimations, the standard allows for two transition methods: retrospectively for all periods presented, or using a modified retrospective approach where the cumulative effect of adoption is recognised at the date of initial application. The Group has tentatively decided to adopt the latter transition method; therefore it would recognise the cumulative effect of initial application as an adjustment to retained earnings in the year of initial application of IFRS 16. Also, certain practical expedients are available on first-time application in connection with the right of use asset measurement, discount rates, impairment, leases that finish within the twelve months subsequent to the date of first application, initial direct costs, and term of the lease. The Group is evaluating which of these practical expedients will be adopted. In this regard, the Group is considering opting for the practical expedient that allows it not to reassess whether a contract is or contains a lease on the date of initial application of IFRS 16 but to directly apply the new requirements to all those contracts which under current accounting were identified as a lease.

Due to the different alternatives available, together with the complexity of the estimations and the significant number of lease contracts, the Group has not yet completed the implementation process, so at present it is not possible to make a reasonable estimation of the impact of initial application of the new requirements. However, based on the volume of contracts affected, as well as the magnitude of the future lease commitments, as disclosed in the Group’s Consolidated Annual Financial Statements, the Group expects that the changes introduced by IFRS 16 would have a significant impact on its financial statements from the date of adoption, including the recognition on the balance sheet of right of use assets and their

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Condensed consolidated interim financial statements 2017

corresponding lease obligations in connection with the majority of contracts that are classified as operating leases under the current lease standard. Also, amortization of the right of use assets and recognition of interest costs on the lease obligation on the statements of income will replace amounts recognised as lease expense under the current lease standard. Classification of lease payments in the statement of cash flows will also be affected by the requirements of the new lease standard. On the other side, the Group’s Financial Statements will include broader disclosures with relevant information regarding lease contracts.

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Condensed consolidated interim financial statements 2017

Note 5. Segment information

The organizational structure of the Telefónica Group, approved by the Board of Directors of Telefónica, S.A. on February 26, 2014, is made up of the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, Mexico, Venezuela, Central America, Ecuador and Uruguay).

Telxius’ financials are fully reported under “Other companies and eliminations” since January 1, 2017, reflecting the final integration within Telxius of the mobile telecommunications towers transferred from Telefónica Spain, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica segments and the international submarine fiber optic cable (which had been previously reported under “Other companies and eliminations”). As a consequence, 2017 reported figures for these segments follow the same criteria and the 2016 comparative segment results have been revised, reflecting the different dates of asset integration into Telxius, affecting Telefónica Spain (since January 1, 2016), Telefónica Germany (since May 1, 2016), Telefónica Brazil (since April 1, 2016) and Telefónica Hispanoamérica (Telefónica Perú since April 1, 2016 and Telefónica Chile since May 1, 2016). The results of the segments do not include the intra-group capital gains resulting from the transfer of towers to Telxius in 2016.

In addition, in 2017 Telefónica Spain includes the companies Telefónica Studios and Telefónica Servicios Audiovisuales (which had been previously reported under “Other companies and eliminations”), and Telefónica Spain and Telefónica Hispanoamérica include the results of the Data Center business in Spain and Chile, respectively (which had been previously reported under “Other companies and eliminations”). As a consequence, the 2016 comparative segment results have also been revised.

These changes in the segments do not affect the consolidated results of the Group.

Each segment includes the information relating to its wireline, wireless, cable, data, internet and television businesses and other digital services in accordance with each location. “Other companies and eliminations” includes Telxius, the companies belonging to the transverse areas and other Group companies, as well as the eliminations in the consolidation process.

Segment reporting takes into account the impact of the purchase price allocation to assets acquired and the liabilities assumed from the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

The Group manages borrowing activities and taxes centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses by reportable segments. In addition, revenues and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group segment. These adjustments have no impact on the Group’s consolidated results.

Inter-segment transactions are carried out at market prices.

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Condensed consolidated interim financial statements 2017

The following table presents income and capital expenditures information regarding the Group’s operating segments for the six months ended June 30, 2017 and 2016:

January - June 2017

Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other companies and eliminations	Total Group
External revenues	6,083	3,190	3,523	6,180	6,338	777	26,091
Inter-segment revenues	143	18	19	13	81	(274)	—
Other operating income and expenses	(3,801)	(2,359)	(2,681)	(4,055)	(4,623)	(393)	(17,912)

Operating income before depreciation and amortization (OIBDA)	2,425	849	861	2,138	1,796	110	8,179
Depreciation and amortization	(850)	(523)	(1,006)	(1,156)	(1,127)	(147)	(4,809)

Operating income	1,575	326	(145)	982	669	(37)	3,370

Capital expenditures (CapEx)	704	434	435	915	923	96	3,507

January - June 2016 (revised)

Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other companies and eliminations	Total Group
External revenues	6,245	3,441	3,680	5,072	5,892	905	25,235
Inter-segment revenues	129	23	11	13	122	(298)	—
Other operating income and expenses	(3,821)	(2,546)	(2,848)	(3,442)	(4,314)	(508)	(17,479)

Operating income before depreciation and amortization (OIBDA)	2,553	918	843	1,643	1,700	99	7,756

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Condensed consolidated interim financial statements 2017

Depreciation and amortization	(929)	(561)	(1,109)	(958)	(955)	(161)	(4,673)

Operating income	1,624	357	(266)	685	745	(62)	3,083

Capital expenditures (CapEx)	894	415	432	792	1,018	103	3,654

The following table compares segment assets, liabilities and investments accounted for by the equity method at June 30, 2017 and December 31, 2016:

June 2017

Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other companies and eliminations	Total Group
Investments accounted for by the equity method	1	6	—	2	1	61	71
Fixed assets	15,156	9,424	15,009	24,794	13,763	2,231	80,377
Total allocated assets	22,715	11,867	17,923	32,393	20,330	15,123	120,351
Total allocated liabilities	13,572	3,745	6,313	9,380	12,015	49,792	94,817

December 2016 (revised)

Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other companies and eliminations	Total Group
Investments accounted for by the equity method	1	6	—	2	1	66	76
Fixed assets	15,306	9,771	15,572	27,489	15,089	2,370	85,597
Total allocated assets	22,138	12,025	18,510	35,104	21,655	14,209	123,641
Total allocated liabilities	12,999	3,907	6,006	9,643	13,004	49,697	95,256

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Condensed consolidated interim financial statements 2017

Note 6. Business combinations and acquisitions of non-controlling interests

No material business combinations were finalized within the Group in the six months ended June 30, 2017 and 2016. Changes to the scope of consolidation are detailed in Appendix I.

In March 2017 Telefónica entered into a swap agreement with Koninklijke KPN NV (hereinafter, KPN) to deliver 72.0 million of its treasury shares (representing 1.43% of its share capital) in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter (see Note 9). The exchange ratio was determined based on the average of the volume weighted average price of the respective shares during the last five trading sessions. As a result of this agreement, Telefónica increased from 63.2% to 69.2% its shareholding in Telefonica Deutschland.

Note 7. Intangible assets, property, plant and equipment and goodwill

The movements in “Intangible assets” and “Property, plant and equipment” in the first half of 2017 are as follows:

Millions of euros	Intangible assets	Property, plant and equipment	Total
Balance at December 31, 2016	20,518	36,393	56,911
Additions	563	2,944	3,507
Depreciation and amortization	(1,728)	(3,081)	(4,809)
Disposals	(4)	(25)	(29)
Inclusion of companies	4	—	4
Translation differences and hyperinflation adjustments	(818)	(1,749)	(2,567)
Transfers and others	278	(280)	(2)

Balance at June 30, 2017	18,813	34,202	53,015

The Additions by segment are detailed in Note 5.

Due to the changes in the macroeconomic conditions in Venezuela (see Note 3), an analysis was carried out by the Group to estimate the recoverable value of the property, plant and equipment and intangible assets of Telefónica Venezolana. This analysis, based on the best estimates to date, revealed that the recoverable value exceeds the carrying amount of the assets, and as a consequence no impairment loss was recognized.

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Condensed consolidated interim financial statements 2017

The movement in “Goodwill” in the first half of 2017 is as follows:

Millions of euros	Goodwill
Balance at December 31, 2016	28,686
Translation differences and hyperinflation adjustments	(1,331)
Additions	7

Balance at June 30, 2017	27,362

The negative impact of translation differences is mainly related to the depreciation of the Brazil reais.

Note 8. Related parties

Significant shareholders

The main transactions carried out between Group companies and the significant shareholders Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Fundación Bancaria Caixa d’Estalvis y Pensions de Barcelona (la Caixa), including the dependent subsidiaries of their respective consolidated groups, are as follows:

Revenues and expenses	January - June	January - June
Millions of euros	2017	2016
Finance costs	26	67
Receipt of services	7	13
Other expenses	34	32

EXPENSES	67	112
Finance income	11	59
Dividends received (1)	8	8
Services rendered	50	41
Sale of goods	25	21
Other income	—	8

REVENUES	94	137

(1)	At June 30, 2017, Telefónica holds a 0.66% stake in the share capital of BBVA.

Other transactions	January - June	January - June
Millions of euros	2017	2016
Finance arrangements: loans and capital contributions (borrower)	888	969
Guarantees	274	434
Commitments	80	75
Finance arrangements: loans and capital contributions (lender)	1,865	38
Dividends	120	230
Factoring operations	250	473
Other transactions	11	13

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Condensed consolidated interim financial statements 2017

In addition, the nominal value of outstanding derivatives held with BBVA and la Caixa in the first half of 2017 amounted to 21,480 and 385 million euros, respectively (18,905 million euros held with BBVA and 402 million euros held with la Caixa in the first half of 2016). The fair value of these same derivatives in the consolidated statement of financial position as of June 30, 2017 is 748 and -32 million euros, respectively (1,461 and -39 million euros, in the same period of 2016).

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Condensed consolidated interim financial statements 2017

Associates and joint ventures

The breakdown of amounts recognized in the consolidated statements of financial position and income statements related to associates and joint ventures is as follows:

Millions of euros	06/30/2017	12/31/2016
Investments accounted for by the equity method	71	76
Loans to associates and joint ventures	16	16
Receivables from associates and joint ventures for current operations	28	28
Financial debt, associates and joint ventures	49	9
Payables to associates and joint ventures	346	497

	January - June	January - June
Millions of euros	2017	2016
Share of profit (loss) of investments accounted for by the equity method	3	(3)
Revenue from operations with associates and joint ventures	107	110
Expenses from operations with associates and joint ventures	10	16
Financial expenses with associates and joint ventures	—	1

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Condensed consolidated interim financial statements 2017

Directors’ and Senior Executives’ compensation and other information

Pursuant to the disclosure established in Circular 5/2015, of October 28, of the Comisión Nacional del Mercado de Valores (the Spanish National Securities commission, or “CNMV”), on periodic reporting by issuers, the compensation and benefits paid to members of the Company’s Board of Directors in the first six months of 2017 and 2016 are as follows:

Directors	January - June	January - June
Thousands of euros	2017	2016
Fixed remuneration	2,955	3,950
Variable remuneration	3,430	8,547
Attendance fees	115	133
Other	274	602

TOTAL	6,774	13,232

Note: It is hereby stated for the record that on May 4, 2017 Mr. César Alierta Izuel, Mr. Gonzalo Hinojosa Fernández de Angulo and Mr. Pablo Isla Álvarez de Tejera resigned from their respective positions as Directors of Telefónica, S.A. Therefore, regarding such Directors, this section reflects the remuneration perceived by them until such that date. Furthermore, on May 4, 2017 Ms. Carmen García de Andrés and Mr. Francisco José Riberas Mera were appointed as Directors of Telefónica, S.A. Therefore, this section reflects the remuneration perceived by them since such date.

Other benefits for Directors	January - June	January - June
Thousands of euros	2017	2016
Pension funds and plans: contributions	6	38
Life insurance premiums	8	43

TOTAL	14	81

In addition, the total amounts paid to Senior Executives of the Company, excluding those that are also members of the Board of Directors, for all items in the first six months of 2017 and 2016 are as follows.

Executives	January - June	January - June
Thousands of euros	2017	2016
Total compensation paid to Senior Executives	6,452	19,049

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Condensed consolidated interim financial statements 2017

Note 9. Changes in equity and shareholder remuneration

Dividends

Approval was given at the General Shareholders Meeting of June 9, 2017 to pay a gross dividend of 0.40 euros for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 euros in cash per share was made on June 16, 2017 amounting to 994 million euros and the second payment of a gross amount of 0.20 euros in cash per share will be made on December 14, 2017.

Approval was given at General Shareholders’ Meeting of May 12, 2016 to pay a gross dividend of 0.4 euros in cash per outstanding share in circulation and carrying entitlement against unrestricted reserves. This dividend was paid on May 19, 2016 and the total amount paid was 1,906 million euros.

Likewise approval was given to pay a scrip dividend amounting to approximately 0.35 euros per share consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase against reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, by means of the issue of new ordinary shares having a par value of one euro, to fulfill said allotments. The dividend was paid on December 7, 2016, representing an impact in equity of 500 million euros.

Other equity instruments

The payment in the first half of 2017 of the coupons related to the undated deeply subordinated securities issued in previous years in an aggregate amount, net of tax effects, of 100 million euros had a negative impact on “Retained earnings” in the consolidated statements of changes in equity (87 million euros in the first half of 2016).

Translation differences

In the first six months of 2017, the equity attributable to the equity holders of the parent decreased by 2,826 million euros mainly due to the variation between the exchange rate at June 30, 2017 compared with December 31, 2016, mainly the depreciation of the Brazilian real, the Venezuelan bolivar, Argentine peso and the pound sterling.

Treasury shares

The following transactions involving treasury shares were carried out in the six months ended June 30, 2017 and 2016:

Number of shares
Treasury shares at December 31, 2016	141,229,134
Disposals	(72,007,507)
Employee share option plan	(71,344)

Treasury shares at June 30, 2017	69,150,283

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Condensed consolidated interim financial statements 2017

Number of shares
Treasury shares at December 31, 2015	141,639,159
Acquisitions	71,155,408
Employee share option plan	(2,429,210)

Treasury shares at June 30, 2016	210,365,357

During the first half of 2017, no treasury shares have been acquired. The cost of the acquired treasury shares in the first semester of 2016 was 664 million euros.

During the first half of 2017, under the swap agreement with KPN, Telefónica delivered 72.0 million of its treasury shares (representing 1.43% of its share capital), in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AC, representing 6.0% of the share capital of the latter (see Note 6).

Treasury shares in portfolio at June 30, 2017 are directly held by Telefónica, S.A. and represent 1.37% of its share capital.

The Company has a derivative financial instrument subject to net settlement on a notional equivalent to 35 million Telefónica shares, recognized under “Current financial liabilities” in the accompanying consolidated statement of financial position.

On June 30, 2016, the third phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2013-2016” (PIP 2013-2016) ended, which did not entail the delivery of any shares to Telefónica Group managers. On September 30, 2017 the fourth phase of the Telefónica, S.A. long-term incentive plan will end.

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Condensed consolidated interim financial statements 2017

Note 10. Financial assets and liabilities

The breakdown of financial assets and liabilities of the Telefónica Group at June 30, 2017 and December 31, 2016 is as follows:

June 30, 2017

	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to- maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	1,426	253	1,235	2,468	868	4,492	22	22	3,459	8,863	8,863
Investments	—	—	726	—	599	127	—	—	—	726	726
Long-term credits	—	253	509	—	92	648	22	22	1,340	2,124	1,966
Deposits and guarantees	—	—	—	—	—	—	—	—	2,277	2,277	2,277
Derivative instruments	1,426	—	—	2,468	177	3,717	—	—	—	3,894	3,894
Impairment losses	—	—	—	—	—	—	—	—	(158)	(158)	—

Current financial assets	536	34	74	1,063	228	1,479	—	161	7,768	9,636	9,636
Financial investments	536	34	74	1,063	228	1,479	—	161	1,722	3,590	3,590
Cash and cash equivalents	—	—	—	—	—	—	—	—	6,046	6,046	6,046

Total financial assets	1,962	287	1,309	3,531	1,096	5,971	22	183	11,227	18,499	18,499

The main movements in Investments in the first half of 2017 were the sale of shares of China Unicom representing 0.24% of its share capital, and the sale of all the shares of Mediaset Premium that were owned by Telefónica (which had a negative impact in Net financial expense in the first half amounting to 4 million euros and 76 million euros, respectively).

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Condensed consolidated interim financial statements 2017

December 31, 2016

	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to- maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	1,716	270	1,333	3,332	864	5,766	21	—	3,114	9,765	9,765
Investments	—	—	825	—	620	205	—	—	—	825	825
Long-term credits	—	270	508	—	76	681	21	—	1,330	2,108	1,954
Deposits and guarantees	—	—	—	—	—	—	—	—	1,938	1,938	1,938
Derivative instruments	1,716	—	—	3,332	168	4,880	—	—	—	5,048	5,048
Impairment losses	—	—	—	—	—	—	—	—	(154)	(154)	—

Current financial assets	883	118	115	1,173	483	1,806	—	39	4,362	6,690	6,690
Financial investments	883	118	115	1,173	483	1,806	—	39	626	2,954	2,954
Cash and cash equivalents	—	—	—	—	—	—	—	—	3,736	3,736	3,736

Total financial assets	2,599	388	1,448	4,505	1,347	7,572	21	39	7,476	16,455	16,455

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Condensed consolidated interim financial statements 2017

June 30, 2017
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total Fair value
Issues	—	—	—	—	—	—	47,587	47,587	51,020
Loans and other payables	—	—	—	—	—	—	11,611	11,611	11,632
Derivative instruments	1,682	—	1,615	79	3,218	—	—	3,297	3,297

Total financial liabilities	1,682	—	1,615	79	3,218	—	59,198	62,495	65,949

December 31, 2016
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total Fair value
Issues	—	—	—	—	—	—	45,444	45,444	48,686
Loans and other payables	—	—	—	—	—	—	11,398	11,398	11,398
Derivative instruments	2,299	—	1,220	64	3,455	—	—	3,519	3,519

Total financial liabilities	2,299	—	1,220	64	3,455	—	56,842	60,361	63,603

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Condensed consolidated interim financial statements 2017

Part of the amount owed by the Telefónica Group includes restatements to amortized cost at June 30, 2017 and December 31, 2016 as a result of fair value interest rate and exchange rate hedges.

The valuation techniques and the variables used for the fair value measurement of financial instruments are the same as those used for the elaboration of the annual consolidated financial statements for 2016.

Net financial debt as of June 30, 2017 includes a positive value of the derivatives portfolio for a net amount of 2,185 million euros. In this amount, 973 million euros are due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency.

The Group has entered into agreements to extend payment terms with various suppliers, or with factoring companies when such payments are discounted. The corresponding amount pending payment is recognized in “Loans and other payables” (173 million euros as of June 30, 2017 and 210 million euros as of December 31, 2016). The heading “Financed operating payments and investments in property, plant and equipment and intangible assets payments”, in the “Net cash used in financing activities” flow of the consolidated statement of cash flow amounts to 841 million euros (1,457 million euros in the first half of 2016) and includes the payments related to financed spectrum licences amounting to 219 million euros (59 million euros in the same period of 2016) and payments to suppliers or with factoring companies with extended terms amounting to 622 million euros (1,398 million euros in the first half of 2016).

As of June 30, 2017, the Telefónica Group presented undrawn committed credit facilities arranged with banks for an amount of 11,697 million euros (of which 10,754 million euros maturing in more than twelve months).

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Condensed consolidated interim financial statements 2017

The description of the main issues or cancellations in the first half of 2017 is as follows (in millions):

Issuer	ISIN Code	Issue / Redemption	Type of security	Transaction date	Nominal amount (million)	Issue currency	Equivalent (million euros)	Interest Rate	Listing Market
Telefónica Emisiones, S.A.U.	XS1550951211	Issue	Bond	01/17/17	1,250	EUR	1,250	1.528%	London
Telefónica Emisiones, S.A.U.	XS1550951138	Issue	Bond	01/17/17	500	EUR	500	2.318%	London
Telefónica Emisiones, S.A.U.	XS1555704078	Issue	Bond	01/25/17	150	EUR	150	EURIBOR 3M + 0.40%	London
Telefónica Brasil, S.A.	BRVIVTDBS069	Issue	Debentures	02/08/17	2,000	BRL	530	108.25% CDI	Brazil
Telefónica Emisiones, S.A.U.	US87938WAT09	Issue	Bond	03/08/17	1,500	USD	1,315	4.103%	New York
Telefónica Emisiones, S.A.U.	US87938WAU71	Issue	Bond	03/08/17	2,000	USD	1,754	5.213%	New York
Telefónica Emisiones, S.A.U.	XS1550951138	Issue	Retap	03/17/17	200	EUR	200	2.318%	London
Telefónica Emisiones, S.A.U.	XS1588907045	Issue	Bond	04/18/17	200	USD	175	4.90%	Taipei
Telefónica Emisiones, S.A.U.	US87938WAU71	Issue	Retap	04/28/17	500	USD	438	5.213%	New York
Telefónica Emisiones, S.A.U.	XS0585904443	Redemption	Bond	02/07/17	(1,200)	EUR	(1,200)	4.75%	London
Telefónica Emisiones, S.A.U.	XS0585904443	Redemption	Retap	02/07/17	(100)	EUR	(100)	4.75%	London
Telefónica Emisiones, S.A.U.	XS0585904443	Redemption	Retap	02/07/17	(120)	EUR	(120)	4.75%	London
Telefónica Emisiones, S.A.U.	XS0761852556	Redemption	Bond	03/30/17	(1,250)	CZK	(46)	3.934%	London
Telefónica Emisiones, S.A.U.	XS1071851866	Redemption	Bond	04/10/17	(100)	EUR	(100)	Euribor 3M + 0.75%	London
Telefónica Emisiones, S.A.U.	XS1053304991	Redemption	Bond	04/10/17	(200)	EUR	(200)	Euribor 3M + 0.75%	London
Telefónica Emisiones, S.A.U.	XS1249278976	Redemption	Bond	06/19/17	(300)	EUR	(300)	Euribor 3M + 0.33%	London
Telefónica Emisiones, S.A.U.	US87938WAS26	Redemption	Bond	06/23/17	(500)	USD	(448)	Libor 3M + 0.65%	New York
Telefónica, S.A.	various	Issue	Promissory Note	various	224	EUR	224	-0.031%	n/a
Telefónica, S.A.	various	Redemption	Promissory Note	various	(302)	EUR	(302)	0.049%	n/a
Telefónica Europe, B.V.	various	Issue	Commercial Paper	various	4,320	EUR	4,320	-0.121%	n/a
Telefónica Europe, B.V.	various	Redemption	Commercial Paper	various	(4,740)	EUR	(4,740)	-0.044%	n/a

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Europe, B.V. and Telefónica Participaciones, S.A.U.

Telefónica, S.A.    35

Condensed consolidated interim financial statements 2017

Interest-bearing debt arranged in the first half of 2017 includes mainly the following:

Transaction description	Limit 06/30/2017 (millions)	Currency	Outstanding balance 06/30/2016 (million of euros)	Arrangement date	Maturity date	Drawdown January-June (million of euros)	Repayment January-June (million of euros)
Telefónica, S.A.
Syndicated facility	2,500	EUR	—	02/19/15	02/19/22	—	(550)
Syndicated facility (1)	—	EUR	—	11/17/15	03/30/17	—	—
Structured Financing (*)	713	USD	406	12/11/15	03/11/26	126	(21)
Bilateral loan (2)	—	EUR	—	02/23/16	02/23/17	—	(100)
Bilateral loan (3)	—	EUR	—	11/13/15	05/16/17	—	(100)
Bilateral loan (4)	1,500	EUR	1,500	06/26/14	06/26/19	—	—
Telefónica Germany GmbH & Co. OHG
Syndicated facility (5)	750	EUR	600	03/22/16	03/22/22	650	(100)
EIB Financing	450	EUR	450	06/13/16	06/13/25	200	—
Telefónica Europe, B.V.
Structured Financing (*)	750	EUR	750	11/28/16	11/28/24	750	—

(1)	On March 30, 2017 an early cancellation was made for the 1,500 million euros syndicated facility originally scheduled to mature on February 15, 2019.
(2)	On February 23, 2017 an early cancellation was made for the bilateral loan originally scheduled to mature on February 23, 2019.
(3)	On May 16, 2017 an early cancellation was made for the bilateral loan originally scheduled to mature on November 13, 2020.
(4)	On January 17, 2017 an amendment was made to the bilateral loan, with an outstanding amount of 1,500 million euros, split into two tranches with a new amortization schedule: tranche A for 500 million euros maturing on June 26, 2017 and tranche B for 1,000 million euros maturing on June 26, 2019. Later, on February 17, 2017 a new amendment was signed extending the maturity of the tranche A for 500 million euros up to June 26, 2019.
(5)	On February 17, 2017 a twelve-month extension was signed for the 750 million euros syndicated facility, signed on March 22, 2016 and originally scheduled to mature on March 22, 2021.
(*)	Facility with amortization schedule, showing in the column “Limit 06/30/17” the undrawn amount.

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Condensed consolidated interim financial statements 2017

Note 11. Average number of Group employees

The average number of Group employees in the first six months of 2017 and 2016 is as follows:

Average number of employees	June 2017	June 2016
Males	78,760	83,575
Females	47,628	51,347

Total	126,388	134,922

Note 12. Income tax

The deviation in the first six months of 2017 and 2016 with respect to the income tax expense that would result from applying the statutory tax rates prevailing in each country where the Telefónica Group operates is due to the existence of tax incentives and non-deductible expenses in accordance with the rulings of the various tax authorities, and the recognition of the tax effects identified in the Group’s regular evaluation of the recoverability of tax losses.

Thus, in the first half of 2017 deferred tax assets amounting to 258 million euros were recognized in Latin America with a balancing entry in Corporate income tax, which was partially offset by the income tax charge or the tax credits not recognized of certain Group companies with losses before tax.

Inspections in the tax group in Spain

With regard to the appeals filed with the Central Economic-Administrative Court in May and July 2015 corresponding to the 2005 to 2007 and 2008 to 2011 inspections, regarding the adjustments related to the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends, the Company obtained a ruling from the National Court which entails extending the effects of the previous rulings of the Court in the same respect, so that the tax treatment applied by Telefónica is confirmed.

Tax deductibility of financial goodwill (Article 12.5)

In the first half of 2016 the Telefónica Group decided to reverse the provision for the amount of the goodwill amortized for tax purposes corresponding to the purchase of companies of the O2 Group subject to the sale agreement, given that the execution of the sale transaction were less certain. In relation with other investments, mainly VIVO, the Group decided to continue provisioning the amount of the goodwill amortized for tax purposes, for a total amount of 182 million euros at June 30, 2017 (147 million euros at December 31, 2016).

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Condensed consolidated interim financial statements 2017

Note 13. Other information

Litigation

With regard to ongoing litigation, the main developments in litigation reported in Note 21.a) to the consolidated annual financial statements for the year ended December 31, 2016 from that date to the date of authorization for issue of these interim financial statements are as follows:

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Condensed consolidated interim financial statements 2017

Public civil procedure by the São Paulo government against Telefônica Brasil for alleged reiterated malfunctioning in services provided

Given that the Public Prosecutor has not appealed that refusal, the proceeding has concluded in favour of Telefonica Brasil.

Appeal against the Decision of the European Commission dated January 23, 2013, to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union

On March 9, 2017, the European Commission filed its rejoinder.

Claim of consumers association “FACUA” against Telefónica de España, S.A.U. in connection with the increase of the price of Movistar Fusión

On April 5, 2017, the Judge ruled in favour of Telefónica de España, estimating the exception of inadequacy of procedure and ordering the dismissal of the action. FACUA appealed that ruling.

Decision by the High Court regarding the acquisition by Telefónica of shares in Cesky Telecom by way of tender offer

In March 2017, Telefónica was notified of the decision of the Supreme Court, which ordered the suspension of the effects of the unfavorable decision to Telefónica issued by the High Court.

Commitments

The main developments with regard to commitments and information reported in this connection in Note 21.b) to the consolidated financial statements for the year ended December 31, 2016 from that date to the date of authorization for issue of these interim financial statements are as follows:

Agreement for the sale of up to 40% of the total share capital of Telxius Telecom, S.A.U

On February 20, 2017 Telefónica reached an agreement for the sale of up to 40% of the total share capital of Telxius Telecom, S.A.U. to Taurus Bidco S.à.r.l. (hereafter, “KKR”, an entity managed by Kohlberg Kravis Roberts & Co. L.P.), for a total amount of 1,275 million euros (12.75 euros per share).

The aforementioned agreement includes a purchase agreement for the sale of 62 million shares (representing 24.8% of the share capital) of Telxius Telecom, S.A.U. for a price of 790.5 million euros, as well as options over 38 million shares (representing 15.2% of the share capital) for a price of at least 484.5 million euros.

These options correspond to a call option exercisable by KKR and to a put option exercisable by Telefónica upon maturity of the call option.

The closing is subject to obtaining the corresponding regulatory approvals. The exercise window of the options would take place during the fourth quarter of 2017, provided that regulatory approvals have been obtained on that date.

After the transaction, Telefónica will continue to maintain control over Telxius.

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Condensed consolidated interim financial statements 2017

Note 14. Events after the reporting period

The following events regarding the Group took place between the reporting date and July 26, 2017:

Financing

On July 3, 2017, Telefónica Emisiones, S.A.U. redeemed 700 million U.S. dollars of its notes issued on July 2, 2007. The notes were guaranteed by Telefónica, S.A.

On July 24, 2017, Telefónica, S.A. redeemed, in the third anniversary of the issue date, a notional amount of 750 million euros of its mandatory exchangeable notes exchangeable into ordinary shares of Telecom Italia S.p.A. by delivering the shares.

Colombia Telecomunicaciones

The Colombian Ministry of Information Technologies and Communication (ITC Ministry) issued a resolution in March 2014, to renew 850 MHz / 1900 MHz licenses for 10 additional years (see Appendix VI of the consolidated financial statements for the year ended December 31, 2016). In the context of the liquidation of the concession contract, the reversion of certain assets earmarked for the provisions of mobile voice services (other than the radio frequencies) and its scope were discussed. Discussions on the matter concluded in February 2016 without reaching an agreement and the ITC Ministry convened the Arbitral Tribunal, in accordance with the concession contract.

On July 25, 2017, Colombia Telecomunicaciones, S.A. E.S.P. (67.5% of which is owned by Telefónica and 32.5% of which is owned by the Government of the Colombian Nation) and another telecom operator were notified of the arbitration award issued in the arbitration proceedings initiated by the ITC Ministry. The arbitration award is not favorable to the co-defendants and the Groups is assessing the implications of this arbitration award.

The arbitration award is subject to a potential procedure for clarifications and corrections at the request of either party that will finalize on July 31. The Company already have the intention to present a request of clarifications and corrections before the deadline.

Additionally, the Group and its legal advisors consider that still exist legal procedures to appeal and suspend the effects of the award. Accordingly, the Group intends to carry out all possible actions permitted by law to challenge the award, both at the domestic and international levels.

Note 15. Additional note for English translation

These interim financial statements were originally prepared in Spanish. In the event of any discrepancy, the Spanish language version prevails.

These interim financial statements are presented on the basis of International Accounting Standards (IAS) 34 Interim Financial Reporting and article 12 of Royal Decree 1362/2007. Consequently, certain accounting practices applied by the Group do not conform with generally accepted principles in other countries.

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Condensed consolidated interim financial statements 2017

Appendix I. Changes in the consolidation scope

The main changes in the consolidation scope taking place in the first half of 2017 were as follows:

Telefónica Deutschland Holding AG

On March 13, 2017, Telefónica increased its shareholding in Telefónica Deutschland Holding AG from 63.2% to 69.2% through a share swap agreement with KPN. Telefónica delivered 72.0 million of its treasury shares (representing 1.43% of its share capital) in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter.

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Condensed consolidated interim financial statements 2017

Interim consolidated management report

TELEFONICA GROUP

The results of the first half of 2017 show a new advance in our business model based in the searching of sustainable growth. The differential quality in our assets allows us to offer differentiated services which implies improvements in the results; to highlight: i) the growth in the main financial indicators, including in the first half of the year 2017 the positive impact of the foreign exchange; ii) the achievement of savings due to synergies and simplifications of processes; and iii) the solid growth of the free-cash-flow, 2 times higher than the first half of 2016. Additionally, we have announced the launching of a new model of relationship with our clients, AURA, pioneer in the cognitive intelligence area.

Telxius’ financials are fully reported under “Other companies and eliminations” since January 1, 2017, reflecting the final integration within Telxius of the mobile telecommunications towers transferred from Telefónica Spain, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica segments and the international submarine fiber optic cable (which had been previously reported under “Other companies and eliminations”). As a consequence, 2017 reported figures for these segments follow the same criteria and the 2016 comparative segment results have been revised, reflecting the different dates of asset integration into Telxius, affecting Telefónica Spain (since January 1, 2016), Telefónica Germany (since May 1, 2016), Telefónica Brazil (since April 1, 2016) and Telefónica Hispanoamérica (Telefónica Perú since April 1, 2016 and Telefónica Chile since May 1, 2016). The results of the segments do not include the intra-group capital gains resulting from the transfer of towers to Telxius in 2016.

In addition, in 2017 Telefónica Spain includes the companies Telefónica Studios and Telefónica Servicios Audiovisuales (which had been previously reported under “Other companies and eliminations”), and Telefónica Spain and Telefónica Hispanoamérica include the results of the Data Center business in Spain and Chile, respectively (which had been previously reported under “Other companies and eliminations”). As a consequence, the 2016 comparative segment results have also been revised.

In the first semester of 2017, OIBDA totaled 8,179 million euros, which means a growth in reported terms of 5.5%. This increase is affected by foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela (+1.8 p.p.) which offset the recognition of restructuring costs of 113 million euros in the first half of 2017 mainly in Telefónica Spain and Telefónica Germany.

The evolution of foreign exchange move rates positively impacted the main financial variables, supported in the appreciation of most of Latin American currencies against the euro, mainly the Brazilian real that offset the depreciation of the Venezuelan bolívar and the sterling Pound.

Telefónica’s total accesses totaled 346.2 million as of June 30, 2017. Group accesses decreased by 0.4% affected, in part, by lower prepaid accesses in Telefónica Hispanoamérica (explained by the high competitive intensity in the prepaid segment not followed by Movistar in the markets to avoid damaging the quality levels of the network avoiding unlimited voice and data offers). In the first months of 2017, the weight of higher-value services continued to increase. As such, i) LTE customers totaled 81.6 million customers (1.6x y-o-y), with net additions of

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Condensed consolidated interim financial statements 2017

15.3 million (+20.5% y-o-y) and a penetration of 32% (+12 p.p. y-o-y); ii) mobile contract accesses stood at 112.6 million (+5% y-o-y) and accounted for 41% of the total (+2 p.p. y-o-y); iii) smartphones (+19.3% y-o-y; 155.1 million) achieved a penetration of 60.9% (+9.8 p.p. y-o-y) and net additions of 8.0 million (2.1x y-o-y); and iv) FTTx and cable customers (10 million) grew by 19% compared to June 30, 2016, accounting for 47% of total fixed broadband accesses (+7 p.p. y-o-y) and reaching a coverage of 41.2 million premises passed (+14% y-o-y). It is worth highlighting the positive accesses trend in Telefónica Germany (14.4% of the Group’s total) that increased by 2.7% year-on-year and Telefónica Brazil (28.2% of the Group’s total) that increased by 0.6% y-o-y.

The below table shows the evolution of Group accesses in the first half of 2017 compared to the first half of 2016:

ACCESSES

Thousands of accesses	June 2016	June 2017	% Reported YoY
Fixed telephony accesses (1)	39,262.1	37,488.4	(4.5%)
Internet and data accesses	21,641.4	21,697.3	0.3%
Broadband	21,195.9	21,240.4	0.2%
FTTX/Cable	8,378.1	9,960.5	18.9%
Mobile accesses	272,596.8	273,886.6	0.5%
Prepay	165,619.6	161,271.6	(2.6%)
Contract	106,977.2	112,615.0	5.3%
M2M	12,988.2	15,009.9	15.6%
Pay TV	8,422.0	8,274.9	(1.7%)

Final Clients Accesses	341,922.3	341,347.3	(0.2%)

Wholesale Accesses	5,591.7	4,887.2	(12.6%)

Total Accesses	347,514.0	346,234.5	(0.4%)

Notes:

(1)	Includes “fixed wireless” and Voice over IP accesses.

The Group’s strategy is based on capturing growth in its markets, especially on attracting high-value customers.

Mobile accesses totaled 273.9 million as of June 30, 2017, up 0.5% compared to June 30, 2016, affected mainly by the decrease in prepay accesses (explained by the high competitive intensity not followed by Movistar in the markets to avoid damaging the quality levels of the network avoiding unlimited voice and data offers), compensated by the contract segment access growth, up by 5.3% year-on-year, continuing to increase their weight over total mobile accesses up to 41.1% (+1.9 p.p. year-on-year).

Smartphone accesses maintained a strong growth rate (up 19.3% year-on-year), totaling 155.1 million accesses as of June 30, 2017 and reaching a penetration rate over total accesses of 60.9% (+9.8 p.p. year-on-year), reflecting the Company’s strategic focus on the growth of its data services.

Fixed broadband accesses stood at 21.2 million at June 30, 2017, up 0.2% year-on-year. Fiber accesses stood at 10 million at June 30, 2017.

TV accesses totaled 8.3 million as of June 30, 2017, down 1.7% year-on-year due to lower accesses in TV accesses in Telefónica Spain and Telefónica Brazil.

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Condensed consolidated interim financial statements 2017

Consolidated results

In this section, we discuss changes in the Group’s consolidated income statements for the first half of 2017 and 2016.

	First half				% Change
Consolidated Results	2016		2017		2017 vs 2016
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	25,235	100.0%	26,091	100.0%	856	3.4%
Other income	725	2.9%	709	2.7%	(16)	(2.2%)
Supplies	(7,423)	(29.4%)	(7,362)	(28.2%)	61	(0.8%)
Personnel expenses	(3,436)	(13.6%)	(3,493)	(13.4%)	(57)	1.7%
Other expenses	(7,345)	(29.1%)	(7,766)	(29.8%)	(421)	5.7%

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	7,756	30.7%	8,179	31.3%	423	5.5%
Depreciation and amortization	(4,673)	(18.5%)	(4,809)	(18.4%)	(136)	2.9%

OPERATING INCOME	3,083	12.2%	3,370	12.9%	287	9.3%
Share of profit (loss) of investments accounted for by the equity method	(3)	(0.0%)	3	0.0%	6	c.s.
Net financial expense	(1,320)	(5.2%)	(1,197)	(4.6%)	123	(9.3%)

PROFIT BEFORE TAX	1,760	7.0%	2,176	8.3%	416	23.7%
Corporate income tax	(549)	(2.2%)	(520)	(2.0%)	29	(5.2%)

PROFIT FOR THE PERIOD	1,211	4.8%	1,656	6.3%	445	36.7%
Attributable to equity holders of the Parent	1,241	4.9%	1,600	6.1%	359	28.9%
Attributable to non-controlling interests	(30)	(0.1%)	56	0.2%	86	c.s.

Adjustments made to calculate organic variations

Year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant exchange rates and by making consistently certain other adjustments which are described herein. “Organic” variations should not be viewed in isolation or as an alternative to reported variations.

For purposes of this report, 2017/2016 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:

•	Foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela: We have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in the first half of 2017 and 2016. In particular, we have used the average foreign exchange rates of the first half of 2016 for both periods.

Foreign exchange rates had a positive impact on our reported results for the first half of 2017, mainly due to the appreciation the Brazilian real and other Latin American currencies versus the euro, which more than offset the depreciation of the Venezuelan bolivar and the Pound sterling.

We have also excluded the impact of hyperinflationary adjustments in Venezuela by reversing such adjustments.

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Condensed consolidated interim financial statements 2017

The foreign exchange rate effect and the hyperinflation in Venezuela increase revenue and OIBDA growth by 1.4 percentage points and 1.8 percentage points, respectively.

•	Changes in the scope of consolidation: the main changes in the consolidation perimeter of the first half of 2017 as compared with the same period of the previous year are the sale of Telefé and the sale of Telecomunicaciones Personalizadas, which took place in the last quarter of 2016. In order to exclude the impact of these changes in our perimeter, the 2016 comparative figures for the calculation of organic variations exclude the results of these companies.

•	Restructuring costs: We have excluded the impact of certain restructuring costs, mainly those related with the individual suspension plan in Telefónica Spain, restructuring processes relating to Telefónica Germany and Telefónica Brazil and the Group’s simplification program in global areas.

In the first half of 2017, these restructuring costs totaled 113 million euros of impact in OIBDA, mainly relating to Telefónica Spain (76 million euros), Telefónica Germany (30 million euros) and Telefónica Hispanoamérica (5 million euros).

In the first half of 2016, these restructuring costs totaled 68 million euros of impact in OIBDA, mainly relating to Telefónica Germany (37 million euros), Telefónica Brazil (25 million euros) and Telefónica Hispanoamérica (3 million euros).

•	Tower sales: The results of tower sales were excluded from our first half of 2017 and 2016, amounting to 0.3 million euros in both period.

•	Spectrum acquisition: We have excluded the impact of spectrum acquisitions in the first half of 2017 and 2016.

In the first half of 2017, these acquisitions totaled 4 million euros, mainly due to Telefónica Hispanoamérica.

In the first half of 2016, these acquisitions totaled 10 million euros, 7 million euros corresponding to Telefónica Spain and 3 million euros corresponding to Telefónica Germany.

The table below shows 2017/2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures are described as follow:

TELEFÓNICA JUNE 2017	YoY variation
	% Reported YoY	% Organic YoY
Revenues	3.4%	2.3%
Other income	(2.2%)	(5.5%)
Supplies	(0.8%)	(1.2%)
Personnel expenses	1.7%	1.7%
Other expenses	5.7%	3.2%

OIBDA	5.5%	4.3%

Operating Income (OI)	9.3%	12.2%
CapEx	(4.0%)	(5.7%)

OpCF (OIBDA-CapEx)	13.9%	13.0%

Telefónica, S.A.    45

Condensed consolidated interim financial statements 2017

The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in percentage points, is the result of dividing the amount of each impact (on a net basis when the impact affects both periods) by the consolidated reported figure for the previous year.

	Contribution to reported growth (percentage points)
TELEFÓNICA JUNE 2017	Exchange rate effect and hyperinflation	Perimeter change	Restructuring costs	Spectrum acquisition
Revenues	1.4	(0.3)	—	—
Other income	3.4	—	—	—
Supplies	0.7	(0.3)	—	—
Personnel expenses	0.1	(1.1)	1.0	—
Other expenses	2.6	(0.2)	0.1	—

OIBDA	1.8	(0.1)	(0.6)	—

Operating Income (OI)	(1.6)	(0.2)	(1.5)	—
CapEx	2.0	(0.2)	—	(0.2)

OpCF (OIBDA-CapEx)	1.6	(0.1)	(1.1)	0.1

Results discussion

Net sales and provided services (revenues) in the first six months of 2017 totaled 26,091 million euros, up 3.4% in reported terms. This increase was attributable to the impact of changes in foreign exchange rates and hyperinflation in Venezuela (+1.4 p.p.), which offset the change in the consolidation perimeter (-0.3 p.p.). In organic terms, revenues would have increased by 2.3% due to a better performance in service revenues (+2.3%). The structure of the revenues reflects the diversification in the Company. The segments which contribute most to Telefónica Group revenues in the first semester of 2017 and increase their contribution to Telefónica Group revenues compared to the first half of 2016 were Telefónica Hispanoamérica that represents 24.6% (+0.8 p.p. versus the first semester of 2016) and Telefónica Brazil representing 23.7% (+3.6 p.p. versus the first semester of 2016). It is followed by, although decreasing its contribution to Telefónica Group, Telefónica Spain, which represents 23.9% (-1.4 p.p. compared to the first semester of 2016), Telefónica Germany with 13.6% (-1.1 p.p. versus the first semester of 2016) and Telefónica United Kingdom which represents 12.3% (-1.4 p.p. compared to the first semester of 2016).

•	Mobile business revenues include revenues from MVNOs since January 1, 2017, for comparative purposes, mobile business revenues for 2016 are reported using the same criteria. These revenues totaled 16,236 million euros in the first half of 2017 (of which 14,369 million euros corresponded to service revenues and 1,867 million euros corresponded to handset revenues), up 3.8% year-on-year in reported terms. This growth is affected negatively in 0.1 percentage points by the impact of changes in foreign exchange rates and hyperinflation in Venezuela. Excluding this impact, the growth in mobile business revenues was 3.9% mainly due to the revenue growth in Telefónica Hispanoamérica and Telefónica Brazil despite the regulatory impacts in some Group operators.

Telefónica, S.A.    46

Condensed consolidated interim financial statements 2017

•	Mobile service revenues totaled 14,369 million euros in the first half of 2017, up 4.3% year-on-year in reported terms explained by higher data consumption. Excluding the impact of changes in foreign exchange rates and hyperinflation in Venezuela the growth was 4.2%.

•	Mobile data revenues have been revised, for comparative purposes mobile data revenues for 2016 are reported using the same criteria. This change does not affect the total Mobile Service Revenues figure reported for 2016. Mobile data revenues totaled 8,489 million euros in June 2017, up 16.5% in reported terms mainly due to higher data consumption. Excluding the impact of changes in foreign exchange rates and hyperinflation in Venezuela the growth of mobile data revenues was 15.7% due to the popularization of data usage, resulting from the growing number of commercial plans including data, also in prepaid. Mobile data revenues accounted for 59% of mobile service revenues in the first half of 2017, up 6.2 percentage points compared to 2016 in reported terms.

•	Fixed revenues have been revised, for comparative purposes fixed revenues for 2016 are reported using the same criteria. This change does not affect total revenues figure reported for 2016. These revenues totaled 9,227 million euros in June 2017, up 5.2% year-on-year in reported terms mainly due to the impact of changes in foreign exchange rates and hyperinflation in Venezuela (+4.4 p.p.). Excluding these impacts, fixed revenues increased 0.7%. This increase was mainly due to higher broadband connection revenues and Pay-TV revenues as a result of the commercial actions carried out by the Group in order to increase our value proposition giving even more speed to our customers.

Other income: mainly included own work capitalized in our fixed assets and profit from the sale of other assets. In the first six months of 2017, other income totaled 709 million euros, down 2.2% year-on-year in reported terms. In the first half of 2017, other income was affected positively by exchange rate and hyperinflation Venezuela impact (+3.4 p.p.).

Total expenses which include supply costs, personnel costs and other expenses (principally external services and taxes) but do not include amortization and depreciation expenses, were 18,621 million euros in the first six months of 2017, up 2.3% year-on-year in reported terms. This increase was attributable to the impact of changes in the foreign exchange rates and hyperinflation in Venezuela (+1.4 p.p.). The costs are explained in detail below:

•	Supplies amounted to 7,362 million euros in the first six months of 2017, down 0.8% year-on-year in reported terms, due to the impact of changes in foreign exchange rates (+0.7 p.p.), partially offset by the sale of Telefé and Telecomunicaciones Personalizadas (which accounted for -0.3 p.p. of the y-o-y decrease). In organic terms, supplies expenses would have decreased by 1.2% year-on-year, where the higher content and handset costs are compensated by lower mobile interconnection costs.

•	Personnel expenses amounted to 3,493 million euros, up 1.7% year-on-year in reported terms. This increase was attributable to the restructuring costs, principally in Telefónica Spain, Telefónica Germany and global areas (+1.0 p.p.) and in the first half of 2016 in Telefónica Germany and Telefónica Brazil, offset by the impact in the consolidation perimeter of the sale of Telefé and Telecomunicaciones Personalizadas, decreasing year-on-year increase by 1.1 percentage points. In organic terms, personnel costs maintained the year-on-year growth at 1.7%, with inflationary pressures in some Latin American countries offsetting cost reductions from recent restructuring measures.

Telefónica, S.A.    47

Condensed consolidated interim financial statements 2017

The average headcount was 126,388 employees in the first six months of 2017, down 6.3% compared to the same period of 2016.

•	Other expenses amounted to 7,766 million euros in the first six months of 2017, up 5.7% in reported terms. This increase was mainly attributable to higher network and IT costs, affected by foreign exchange rates variations and hyperinflation in Venezuela (+2.6 p.p.). In organic terms, other expenses would have increased by 3.2% year-on-year.

OIBDA was 8,179 million euros in the first six months of 2017, growing 5.5% in reported terms. This increase was attributable to the impact of changes in foreign exchange rates and hyperinflation in Venezuela (+1.8 p.p.), which offset the restructuring costs (-0.6 p.p.) mainly in Telefónica Spain and Telefónica Germany in the first half of 2017 and in the first half of 2016 in Telefónica Germany and Telefónica Brazil, and changes in the consolidation perimeter (-0.1 p.p.).

In organic terms, OIBDA would have grown 4.3% reflecting the growth in revenues, the effort in cost contention and capturing of synergies and efficiencies from the transformation process. By segment, the growth in revenues is due to the good evolution of Telefónica Hispanoamérica (+13.5% year-on-year), due to the positive result in Telefónica Argentina and Telefónica Venezuela, Telefónica Brazil (+7.2%), Telefónica Germany (+2.7%), Telefónica United Kingdom (+2.2%) compensating the decrease in Telefónica Spain (-1.9%).

OIBDA margin stood at 31.3% in the first half of 2017, up 0.6 percentage points compared to the first half of 2016 in reported terms.

By segments, it is worth mentioning the increase in the contribution of Telefónica Brazil which represents a 26.1% of the total OIBDA of the Telefónica Group, increasing 5 percentage points compared to June 2016. On the other hand, Telefónica Spain (-3.3 p.p.) decreases its contribution despite of being the one that contributes most in the period January-June 2017, followed by Telefónica Hispanoamérica which represents 22% (0.0 p.p.), Telefónica Germany contributes with 10.5% (-0.3 p.p.) and Telefónica United Kingdom with 10.4% (-1.4 p.p.).

Depreciation and amortization amounted to 4,809 million euros in the first half of 2017, 2.9% higher than the same period of 2016 in reported terms, mainly affected by the exchange rate differences (+4 p.p.).

Operating income (OI) in the first six months of 2017, totaled 3,370 million euros, growing 9.3% compared to the first half of 2016 (12.2% in organic terms).

Share of profit/loss of investments accounted for by the equity method in the first half was positive 3 million euros (-3 million euros in the first half of 2016).

Net financial expenses totaled 1,197 million euros in the first half of 2017, down 9.3% year-on-year in reported terms. This year-on-year decreased is mainly due to the reduction in the cost of the debt because of refinancing in European currencies, instead of higher losses and impairment from the stake of Mediaset Premiun amounting to 76 million euros and Prisa amounting to 30 million euros, recorded in the first half of 2017.

Telefónica, S.A.    48

Condensed consolidated interim financial statements 2017

Corporate income tax in the first half of 2017 amounted to 520 million euros over an income before taxes of 2,176 million euros, implying an effective tax rate of 23.9%. The difference with the reported rate in the same period of 2016 (31.2%) is mainly explained by the activation of deferred tax assets in 2017.

As a result, Profit for the period attributable to equity holders of the Parent in the first half of 2017 amounted to 1,600 million euros (+28.9% year-on-year).

Profit attributable to non-controlling interests reached 56 million euros positives, 30 million euros negative in the first half of 2016, mainly due to better results attributed to non-controlling interests in Brazil and Telefonica Germany.

Basic earnings per share totaled 0.29 euros in the first six months of 2017 (+30.3% year-on-year).

The Company continued focusing its investments primarily on growth and transformation projects (74.2% of total investment), driving network modernization and differentiation. CapEx stood at 3,507 million euros in the first half of 2017 (-4.0% y-o-y in reported terms) and includes 4.2 million euros from spectrum acquisitions in Telefónica Mexico (3.6 million euros) and Telefónica Germany (0.6 million euros).

Operating cash flow (OIBDA-CapEx) stood at 4,672 million euros in the first half of 2017, increasing 13.9% compared to the same period of 2016 in reported terms.

Interest payments amounted to 976 million euros, down 29.2% y-o-y, mainly due to the lower debt cost in European currencies and the deferral of some Parapat payments.

Tax payments totaled 537 million euros (228 million euros in the first half of 2016) due to lower refunds on final tax returns of prior years and higher payments in advance in Spain. The effective tax rate stands at 24.7%.

Working capital in the first half of 2017 represented a consumption of 1,351 million euros, affected by the seasonality of CapEx, payments of taxes and rentals, partially offset by the execution of factoring measures on receivables and agreements to extend payment deadlines with vendors or the factoring company where they were discounted. This consumption is 62 million less than the first half of 2016, primarily because of the regularization of payments in foreign currency in Argentina in 2016.

Dividends paid to minority shareholders totaled 255 million in the first half of 2017, 9 million less year-on-year, essentially due to Telefónica Brazil dividend payments in the period and less payments made by Telefónica Germany.

As a result, the available cash flow to remunerate Telefónica, S.A. shareholders, to protect solvency levels (financial debt and commitments) and to accommodate strategic flexibility amounted to 1,620 million euros in the first half of 2017 (815 million euros in the same period of 2016).

Net financial debt stood at 48,487 million euros at the end of June 2017, down by 108 million euros compared to December 2016 due to free cash flow generation (1,620 million euros in the first half of 2017), and the lower value in euros of the net debt in foreign currencies (506 million euros), partially offset by shareholder remuneration (1,016 million euros, including the dividend and capital instrument coupons), payment of labor-related commitments (331 million euros) and other factors, including financing through agreements with vendors to extend payment deadline and refinancing commercial liabilities (671 million euros).

Telefónica, S.A.    49

Condensed consolidated interim financial statements 2017

In the first semester of 2017, Telefónica’s financing activity increased close to 6,884 million equivalent euros, without considering the re-financing of commercial paper and short-term bank loans. The activity focused mainly on strengthening the liquidity position and refinancing the debt maturities in an environment of very low interest rates.

Meanwhile, Telefónica, S.A. and its holding companies continued with their issuance activity under the various Commercial Paper and Promissory Note Programmes (Domestic and European), increasing the outstanding amount to approximately 2,503 million euros at the end of June 2017, benefiting from a context of low interest rates.

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Condensed consolidated interim financial statements 2017

Segment results

TELEFÓNICA SPAIN

The below table shows the evolution of accesses in Telefónica Spain of the first half of 2017 compared to the first half of 2016:

ACCESSES

Thousands of accesses	June 2016	June 2017	% YoY
Fixed telephony accesses (1)	9,854.2	9,463.3	(4.0%)
Internet and data accesses	6,061.6	6,044.4	(0.3%)
Broadband	6,030.2	6,020.1	(0.2%)
FTTH	2,675.7	3,213.5	20.1%
Mobile accesses	17,094.4	17,289.8	1.1%
Prepay	2,579.7	2,000.4	(22.5%)
Contract	14,514.7	15,289.4	5.3%
M2M	1,890.5	1,974.7	4.5%
Pay TV	3,755.0	3,666.8	(2.4%)

Final Clients Accesses	36,765.2	36,464.3	(0.8%)

Wholesale Accesses	4,693.3	4,377.8	(6.7%)
Fiber	210.3	539.7	156.6%

Total Accesses	41,458.6	40,842.1	(1.5%)

Notes:

(1)	Includes “fixed wireless” and Voice over IP accesses.

In the first semester of 2017, the commercial activity continues to rely on the differentiated assets of the Company, basically through the convergent offer “Movistar Fusión+” and through the “Más por Más” strategy, the Company continues to evolve the abovementioned offer and adapt it to incremental customer demand, highlighting: i) the increase in data included in all mobile lines included in the “Fusión+2” and “Fusión+4” bundles from 3GB to 8GB; ii) the increase in data in mobile lines included in the basic “Fusión+” bundle from 3GB to 8GB and the inclusion of a second mobile line free of charge with calls at 0 cents and 200MB for new customers; iii) the launch of the new “Fusión+2 Fiction” bundle offering all premium movies and series content, in addition to the 8 “La Liga” matches and the Champions League in the 300 Mb option and “Fusión+ Ocio” offering exclusive series channels. The mobile only portfolio has also been renewed increasing the mobile data allowance (x2 for the entry-level tariff, and x4 for the high value tariffs). All these changes have implied changes to the associated tariffs. It should also be highlighted, that during the first days of July, “Fusión+” offer was extended with the launch of a new convergent proposal “entry level” that includes TV and all its features.

Telefónica Spain had 40.8 million accesses as of June 30, 2017 (down 1.5% compared to June 30, 2016), explained by the decrease in fixed telephony accesses, although it is important to highlight that retail accesses drop is down 0.8% year-on-year.

Consumer “Movistar Fusión”, with a customer base of 4.4 million with 3.1 million additional wireless lines to the base offer as of June 30, 2017, maintained a year-on-year growth (+2.5% and +51% respectively y-o-y) and contributed 85% of the fixed retail broadband customer base (+2 p.p. y-o-y) and 77% of the wireless contract customer base (+7 p.p. y-o-y). There was significant growth in the penetration of the high value services of “Movistar Fusión”, with 38% of the customer base already using 100 Mb or 300 Mb ultra-fast broadband (+7 p.p. y-o-y) and 70% of the customer base with Pay-TV as of June 30, 2017 (+3 p.p. y-o-y).

Telefónica, S.A.    51

Condensed consolidated interim financial statements 2017

Fixed accesses decreased 4% y-o-y, with a net loss of 257 thousand accesses in the first half of the year 2017. This decrease was mainly due to a lower fixed access market.

Retail broadband accesses totaled 6.0 million and decreased 0.2% year-on-year at June 2017, with negative net adds of 47 thousand accesses, due to the higher churn (1.6% as of June 30, 2017, +0.19 p.p. y-o-y).

Fiber accesses reached 3.2 million customers (+20.1% compared to June 30, 2016), representing 53% of total broadband customers (+9 p.p. y-o-y) with net adds of 215 thousand accesses in the first semester of 2017. Ultra speed fiber accesses, with 300 Mb (with additional ARPU of 10 to 12 euros, including VAT) reached 2.2 million accesses (67% of total fiber accesses). At June 30, 2017 the fiber deployment reached 18.0 million premises, 2.3 million more than at June 30, 2016, and continues to be the largest in Europe.

Total mobile accesses stood at 17.3 million as of June 30, 2017, increased by 1.1% compared to June 30, 2016, in spite of the strong decrease in prepay accesses (-22%). The contract access base accelerated its growth during the first half of 2017, growing by 5.3% year-on-year. Smartphone penetration as of June 30, 2017 stood at 73.8% of the mobile voice base (+5.5 p.p. y-o-y) and significantly boosted data traffic growth to 81% year-on-year due to the higher number of customers with the renewed portfolio containing superior data packages.

LTE network rollout continued to progress well and coverage reached (based on our estimates) approximately 92% of the population at June 30, 2017, up 6 percentage points compared to June 30, 2016. As a result, the LTE customer base reached over 6.9 million customers as of June 30, 2017, +38.1% compared to the customer base at June 30, 2016, while the penetration reached 46% (+12 p.p. y-o-y).

Pay-TV accesses reached 3.7 million at June 30, 2017, down by 2.4% year-on-year, due to lower satellite customers.

Telefónica, S.A.    52

Condensed consolidated interim financial statements 2017

The below table shows the evolution of results in Telefónica Spain of the first half of 2017 compared to the first half of 2016:

Millions of euros
TELEFÓNICA SPAIN	June 2016	June 2017	% Reported YoY	% Organic YoY (3)
Revenues	6,374	6,226	(2.3%)	(2.3%)

Consumer (1)	3,262	3,273	0.4%	0.4%
Fusion	1,994	2,184	9.5%	9.5%
Out of Fusion	1,268	1,090	(14.0%)	(14.0%)

Corporate	1,721	1,710	(0.6%)	(0.6%)
Comunications	1,374	1,331	(3.2%)	(3.2%)
IT	346	379	9.6%	9.6%

Others (2)	1,153	1,078	(6.5%)	(6.2%)
Other income	197	186	(5.4%)	(5.4%)
Supplies	(1,664)	(1,672)	0.4%	0.5%
Personnel expenses	(1,131)	(1,121)	(0.9%)	(7.6%)
Other expenses	(1,223)	(1,194)	(2.2%)	(2.2%)

OIBDA	2,553	2,425	(5.0%)	(1.9%)
OIBDA margin	40.0%	38.9%	(1.1 p.p. )	0.1 p.p.
Depreciation and amortization	(929)	(850)	(8.5%)	(8.5%)

Operating income (OI)	1,624	1,575	(3.0%)	1.9%
CapEx	894	704	(21.2%)	(20.6%)
OpCF (OIBDA-CapEx)	1,659	1,720	3.7%	8.0%

Note: Since January 1, 2016, T. Spain results reflect the transfer of the towers business to Telxius, and includes the results of Teléfonica Studios, Telefónica Servicios Audiovisuales and the data center business. These results do not include intra-group-capital gains resulting from the transfer of towers to Telxius in 2016.

(1)	Consumer revenues include also freelance revenues.
(2)	Other revenues include wholesale, subsidiaries and other revenues.
(3)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Spain, we have made the following adjustments in order to calculate the first half of 2017 and 2016 variations in organic terms:

•	Changes in the scope of consolidation: the main variation in the first half of 2017 related to the same period of the previous year is corresponding to the sale of Telecomunicaciones Personalizadas. It was in the last quarter of 2016.

•	Restructuring costs: We have excluded the impact of the Voluntary Suspension Plan in Telefónica Spain amounting to 76 million euros in the first half of 2017. No result have been included related to restructuring costs in the first half of 2016.

•	Spectrum acquisition: We have excluded the impact of spectrum acquisitions in the first half of 2016 totaled 7 million. In 2017 there are no impacts related to this concept.

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Condensed consolidated interim financial statements 2017

The table below shows the first half of 2017 and 2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN	% Reported YoY	% Organic YoY	Perimeter change	Restructuring costs	Spectrum acquisition
JUNE 2017
Revenues	(2.3%)	(2.3%)	(0.1)	—	—
Other income	(5.4%)	(5.4%)	—	—	—
Supplies	0.4%	0.5%	(0.0)	—	—
Personnel expenses	(0.9%)	(7.6%)	—	6.7	0.0
Other expenses	(2.2%)	(2.2%)	—	—	—

OIBDA	(5.0%)	(1.9%)	(0.1)	(3.0)	0.0
CapEx	(21.2%)	(20.6%)	—	—	(0.8)

OpCF (OIBDA-CapEx)	3.7%	8.0%	(0.2)	(4.6)	0.4

Results discussion

Telefónica Spain’s results continued to reflect the strategy focused on increasing customer value, which resulted in the growing penetration of high-value services. However, the year-on-year changes in the first semester of 2017 were affected by the decrease in handset revenues, the different phasing of tariffs and promotion upgrades, and by lower wholesale revenues.

Revenues in Telefónica Spain in the first six months of 2017 were 6,226 million euros, down 2.3% y-o-y in reported and organic terms.

•	Consumer revenues (3,273 million euros in the first six months of the year 2017) grew by 0.4% in reported terms, driven by ARPU and high value customer growth. It is worth highlighting the strong growth in “Fusión” revenues (2,184 million euros; +9.5% year-on-year) which more than offset the drop in “non-Fusión” revenues.

•	Business revenues (1,710 million euros in the first half of the year 2017) decreased by 0.6% year-on-year in reported terms, given that the good evolution in IT revenues almost offset the decrease of communication revenues.

•	Other include wholesale, subsidiaries and other revenues (1,078 million euros in the first half of the year 2017) decrease by 6.5% year-on-year in reported terms, due mainly to lower wholesale revenues from TV and MVNOs and, to a lesser extent, to the effect of regulatory changes applicable throughout 2017 (NEBA, ORLA, etc.).

Fusion ARPU was 83 euros in the first six months of 2017, up 5.4% year-on-year in reported terms, boosted by the demand of higher value packages and the tariff revisions in February and April 2017.

TELEFÓNICA SPAIN	June 2016	June 2017	% Local Currency YoY
Voice Traffic (millions of minutes)	78,015	74,890	(4.0%)

ARPU Fusión (EUR)	79.0	83.2	5.4%

Telefónica, S.A.    54

Condensed consolidated interim financial statements 2017

OIBDA amounted to 2,425 million euros in the first semester of 2017, down 5.0% year-on-year in reported terms. The operating expenses were affected by an additional restructuring provision of 76 million euros associated with the 2017 employment suspension plan due to a greater-than-expected uptake. This will produce an average annual saving in direct costs of approximately 9 million euros from 2018 onwards. Excluding this impact, the organic reduction of OIBDA would have been 1.9%.

The revenues reduction is compensated mainly by lower personnel costs, with a year-on-year reduction of 0.9% in reported terms and down 7.6% in organic terms excluding the commented restructuring provision, due to the savings generated by the ‘Employment Suspension Plan’ (105 million euros) and other expenses with a drop of 2.2% in reported terms principally due to lower commercial costs, that more than offset the increase of supplies (+0.4% in reported terms) impacted by higher content costs and IT equipment purchases.

Telefónica Spain had 28,033 employees at June 2017, down 5% compared to the first half of 2016.

OIBDA margin was 38.9% in the first half of 2017, down 1.1 percentage point year-on-year in reported terms. (+0.1 p.p. in organic terms, reaching 40.2%).

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Condensed consolidated interim financial statements 2017

TELEFÓNICA UNITED KINGDOM

The below table shows the evolution of accesses in Telefónica United Kingdom of the first half of 2017 compared to the first half of 2016:

ACCESSES

Thousands of accesses	June 2016	June 2017	% YoY
Fixed telephony accesses (1)	257.7	281.3	9.1%
Internet and data accesses	22.3	24.7	10.4%
Broadband	22.3	24.7	10.4%
Mobile accesses	25,172.5	25,139.7	(0.1%)
Prepay	9,745.8	9,427.4	(3.3%)
Contract (2)	15,426.7	15,712.3	1.9%
M2M	3,176.8	3,373.1	6.2%

Final Clients Accesses	25,452.6	25,445.6	(0.0%)

Total Accesses	25,452.6	25,445.6	(0.0%)

Notes:

(1)	Includes “fixed wireless” and Voice over IP accesses.
(2)	Includes the disconnection of 228 thousand inactive contract customers in 2017.

During the first six months of 2017 despite the competitive environment, Telefonica United Kingdom maintained market momentum which has been underpinned by the strength of the O2 brand, successful commercial propositions and customer loyalty, factors that allowed the Company to deliver continued strong customer growth in a competitive market.

Total accesses growth remain flat year-on-year standing at 25,4 million by the end of June 2017.

Contract mobile accesses increased by 1.9% y-o-y to 15.7 million by the end of June 2017 increasing their proportion over the total mobile accesses to 62.5%. Mobile net loss in the semester reached 323 thousand accesses driven by higher volatility in the prepay inactive base and the 228 thousand inactive disconnections in postpay. Smartphone penetration rose 11.4 percentage points year-on-year to 73.8%, triggered by the continued expansion of LTE customers base (16.8% y-o-y growth and 12.6 million by June 30, 2017). LTE penetration represents now 58% of the mobile base.

Prepay accesses decreased by 3.3% y-o-y to 9.4 million customers by end of June 30, 2017 due to disconnections of inactive customers.

Telefónica, S.A.    56

Condensed consolidated interim financial statements 2017

The below table shows the evolution of results in Telefónica United Kingdom of the first half of 2017 compared to the first half of 2016:

Millions of euros
TELEFÓNICA UNITED KINGDOM	June 2016	June 2017	% Reported YoY	% Organic YoY (2)
Revenues	3,464	3,208	(7.4%)	2.3%

Mobile Business	3,464	3,208	(7.4%)	2.3%
Mobile service revenues (1)	2,761	2,531	(8.3%)	1.3%
Other income	72	67	(7.9%)	1.8%
Supplies	(1,594)	(1,479)	(7.2%)	2.5%
Personnel expenses	(267)	(222)	(16.9%)	(8.0%)
Other expenses	(757)	(725)	(4.4%)	5.6%

OIBDA	918	849	(7.4%)	2.2%
OIBDA margin	26.5%	26.5%	(0.0 p.p. )	(0.0 p.p. )
Depreciation and amortization	(561)	(523)	(6.5%)	3.3%

Operating income (OI)	357	326	(8.8%)	0.6%
CapEx	415	434	4.4%	15.4%
OpCF (OIBDA-CapEx)	502	415	(17.3%)	(8.7%)

Notes:

(1)	Mobile business revenues include revenues from MVNOs since January 1, 2017, which were previously accounted as “Handset revenues and others”; these criteria ate applied across Telefónica Group. For comparative purposes, mobile business revenues and handset revenues for 2016 are reported using the same criteria.
(2)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica United Kingdom, we have made the following adjustments in order to calculate the first half of 2017 and 2016 variations in organic terms:

•	Foreign exchange effects: We have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in the first half of 2017 and 2016. In particular, we have used the average foreign exchange rate of the first half of 2016 for both periods.

The foreign exchange rate effect reduced revenue and OIBDA growth by 9.7 percentage points respectively.

•	Restructuring costs: We have excluded the impact of the restructuring costs in the first half of 2016 that totaled 1 million euros. Telefónica United Kingdom did not report any restructuring costs in the first half of 2017 results.

Telefónica, S.A.    57

Condensed consolidated interim financial statements 2017

The table below shows the first half 2017/2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA UNITED KINGDOM JUNE 2017	% Reported YoY	% Organic YoY	Exchange rate effect	Restructuring costs
Revenues	(7.4%)	2.3%	(9.7)	—
Other income	(7.9%)	1.8%	(9.7)	—
Supplies	(7.2%)	2.5%	(9.8)	—
Personnel expenses	(16.9%)	(8.0%)	(8.7)	(0.2)
Other expenses	(4.4%)	5.6%	(10.1)	—

OIBDA	(7.4%)	2.2%	(9.7)	0.1
CapEx	4.4%	15.4%	(11.0)	—

OpCF (OIBDA-CapEx)	(17.3%)	(8.7%)	(8.7)	0.1

Results discussion

Total revenues in the first half of 2017, decreased by 7.4% year-on-year in reported terms to 3,208 million euros mainly driven by the depreciation of the sterling pound (decreased y-o-y variation by 9.7 p.p.). In organic terms, the year-on-year growth would be 2.3% driven by higher service revenues.

•	Mobile service revenues reached 2,531 million euros in the first six months of 2017, decreasing by 8.3% in reported terms mainly due to the depreciation of the sterling pound (which decreased y-o-y by 9.6 p.p.). Excluding this impact, mobile service revenues increased by 1.3% driven by the in-bundle tariffs growth.

Mobile ARPU fell by 9.1% year-on-year in reported terms mainly due to the depreciation of the sterling pound. In organic terms, ARPU increased by 0.5% as a consequence of the positive impact of commercial strategies.

TELEFÓNICA UNITED KINGDOM	June 2016	June 2017	%Local Currency YoY
Voice Traffic (millions of minutes)	46,389	46,792	0.9%

ARPU (EUR)	17.7	16.1	0.5%
Prepay	7.7	7.1	1.3%
Contract (1)	29.9	27.0	(0.2%)

Notes:

(1)	Excludes M2M.

Telefónica, S.A.    58

Condensed consolidated interim financial statements 2017

OIBDA totaled 849 million euros in the first six months of 2017, decreasing by 7.4% in reported terms mainly due to the depreciation of the sterling pound. In organic terms, OIBDA would have risen 2.2% year-on-year driven by higher service revenues.

OIBDA margin stood at 26.5% in the first semester of 2017, stable in comparison to the first half of 2016.

Telefónica, S.A.    59

Condensed consolidated interim financial statements 2017

TELEFÓNICA GERMANY

The below table shows the evolution of accesses in Telefónica Germany of the first half of 2017 compared to the first half of 2016:

ACCESSES

Thousands of accesses	June 2016	June 2017	% YoY
Fixed telephony accesses (1)	2,007.4	1,987.9	(1.0%)
Internet and data accesses	2,329.8	2,297.2	(1.4%)
Broadband	2,103.9	2,082.4	(1.0%)
FTTx	669.3	959.9	43.4%
Mobile accesses	43,417.8	45,193.6	4.1%
Prepay	23,814.2	24,288.6	2.0%
Contract	19,603.6	20,905.0	6.6%
M2M	704.3	896.8	27.3%

Final Clients Accesses	47,754.9	49,478.7	3.6%

Wholesale Accesses	850.1	428.0	(49.7%)

Total Accesses	48,605.0	49,906.7	2.7%

Notes:

(1)	Includes “fixed wireless” and Voice over IP accesses.

In the first half of 2017 Telefónica Germany maintained focusing on stimulating data growth in Premium segment leveraging on “O2 Free” tariff and the 15-year anniversary promotions of the O2 brand, meanwhile in the non-Premium segment the competitive pressure eased following price increases of some competitors. Results came in-line with objectives despite reflecting significant regulatory impacts (reduction in mobile termination rates since December 2016 and the glide path of the European roaming legislation) and continued successful execution on the integration milestones generating additional savings in line with synergy targets.

The total access base grew 2.7% year-on-year and stood at 49.9 million at the end of June 2017, mainly driven by a 4.1% increase in the mobile base (which reached 45.2 million).

The contract mobile customer base grew 6.6% year-on-year and reached 20.9 million accesses, increasing the share over the total mobile base up to 46.3%. Net adds reached 368 thousand accesses due to the solid contribution of partners (second brands associated). Smartphone penetration reached 57.4% of the total mobile access base, up 1.2 percentage points year-on-year driven by the continued growth of LTE customers reflecting successful data monetization campaigns (+53.0% y-o-y reaching 14.4 million at the end of June, 2017). LTE penetration reached 32.6% of the total mobile access base.

The prepay access base slightly increased 2.0% year-on-year to 24.3 million. Prepay posted a net gain of 505 thousand customers in the first half of the year 2017.

The retail broadband accesses reduced in 22 thousand accesses in the January-June 2017 period, nevertheless highlight the strong demand of VDSL, with net adds of 154 thousand accesses in the first half of 2017 (+1.3% y-o-y). By other side, Wholesale DSL continued to fall due to the planned dismantling of the legacy infrastructure.

Telefónica, S.A.    60

Condensed consolidated interim financial statements 2017

The table below shows the evolution of Telefónica Germany’s results of the first half of 2017 compared to the first half of 2016:

Millions of euros
TELEFÓNICA GERMANY	June 2016	June 2017	% Reported YoY	% Organic YoY (1)
Revenues	3,691	3,542	(4.1%)	(4.1%)

Mobile Business	3,187	3,092	(3.0%)	(3.0%)
Mobile service revenues	2,694	2,610	(3.1%)	(3.1%)

Fixed Business	498	440	(11.6%)	(11.6%)
Other income	80	59	(25.4%)	(25.4%)
Supplies	(1,206)	(1,132)	(6.2%)	(6.8%)
Personnel expenses	(333)	(313)	(6.3%)	(1.8%)
Other expenses	(1,389)	(1,295)	(6.7%)	(7.6%)

OIBDA	843	861	2.1%	2.7%
OIBDA Margin	22.8%	24.3%	1.5 p.p.	1.6 p.p.
Depreciation and amortization	(1,109)	(1,006)	(9.3%)	(8.7%)

Operating Income (OI)	(266)	(145)	(45.5%)	(50.9%)
CapEx	432	435	0.5%	1.3%
OpCF (OIBDA-CapEx)	411	426	3.8%	4.0%

Note: Since May 1, 2016, Telefónica Germany results reflect the transfer of the towers business to Telxius. These result do not include intra-group capital gains resulting from the transfer of towers to Telxius in 2016. Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since January 1, 2016.

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Germany, we have made the following adjustments in order to calculate the first half of 2017 and 2016 variations in organic terms:

•	Restructuring costs: we have excluded the impact of restructuring costs in Telefónica Germany that totaled 30 million euros in the first half of 2017 (37 million euros in the first half of 2016).

•	Spectrum acquisition: The organic variation of CapEx excludes the impact of spectrum acquisitions (1 million euros in the first half of 2017 and 3 million euros in the first half of 2016).

•	Changes in the perimeter of consolidation: We have excluded the result of four months by the towers business transferred to Telxius on May 1, 2016 amounting to 12 million euros impact in OIBDA (11 million euros in OpCF).

Telefónica, S.A.    61

Condensed consolidated interim financial statements 2017

The table below shows the first half of 2017 and 2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth.

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY	% Reported YoY	% Organic YoY	Restructuring costs	Spectrum acquisition	Perimeter change
JUNE 2017
Revenues	(4.1%)	(4.1%)	—	—	—
Other income	(25.4%)	(25.4%)	—	—	—
Supplies	(6.2%)	(6.8%)	—	—	0.7
Personnel expenses	(6.3%)	(1.8%)	(4.7)	—	—
Other expenses	(6.7%)	(7.6%)	0.6	—	0.3

OIBDA	2.1%	2.7%	0.8	—	(1.4)
CapEx	0.5%	1.3%	—	(0.5)	(0.2)

OpCF (OIBDA-CapEx)	3.8%	4.0%	1.6	0.6	(2.7)

Results discussion

Total revenues were 3,542 million euros in the first half of 2017, with a year-on-year decrease of 4.1% in reported terms, mainly due to the regulation impact and lower hardware sales due to continued lower demand in the market on the back of ever- longer handset replacement cycles.

•	Mobile service revenues totaled 2,610 million euros, decreasing 3.1% in reported terms y-o-y, reflecting the regulation impact (interconnection termination rate cuts and the change in the European roaming legislation) as well the increasing share of the partner segment (second brands and associates) and the ongoing customer base rotation. Excluding the regulatory impact, mobile service revenues would decrease 0.5%. Telefónica Germany continued to focus on data revenues, which increased by 0.7% and accounted for 57% of mobile service revenues in the first half of 2017, increasing 2.1 percentage points year-on-year. Non-P2P SMS data revenues amounted to 1,192 million euros (increasing 6.8% year-on-year), accounting for 80.1% of the total data revenues (+4.6 p.p. year-on-year).

•	Fixed revenues were 440 million euros in reported terms, down 11.6% year-on-year in reported terms as a result of the lower year-on-year customer base and the planned phasing-out of the wholesale DSL and fixed voice business.

Mobile ARPU was 9.6 euros (-6.6% y-o-y), while contract ARPU stood at 15.5 euros (-6.4% y-o-y), as a result of the higher share of second brands in the customer base. Data ARPU was 5.5 euros (-3.0% y-o-y).

TELEFÓNICA GERMANY	June 2016	June 2017	% Local Currency YoY
Voice Traffic (millions of minutes)	58,251	53,916	(7.4%)

ARPU (EUR)	10.3	9.6	(6.6%)
Prepay	5.7	5.1	(10.9%)
Contract (1)	16.6	15.5	(6.4%)

Notes:

(1)	Excludes M2M.

Telefónica, S.A.    62

Condensed consolidated interim financial statements 2017

OIBDA totaled 861 million euros in the first half of 2017 (+2.1% y-o-y in reported terms) leveraging by the integration synergies capture despite the negative effect from regulation as well as continued investments into “O2 free” products portfolio. In organic terms, OIBDA would have increased by 2.7% year-on-year.

The OIBDA margin stood at 24.3% in the first half of 2017, up 1.5 percentage points in reported terms compared to the first half of 2016.TELEFÓNICA BRAZIL

The below table shows the evolution of accesses in Telefónica Brazil of the first half of 2017 compared to the first half of 2016:

ACCESSES

Thousands of accesses	June 2016	June 2017	% YoY
Fixed telephony accesses (1)	14,742.1	14,167.6	(3.9%)
Internet and data accesses	7,321.8	7,537.2	2.9%
Broadband	7,263.5	7,468.6	2.8%
FTTx/Cable	4,023.2	4,365.9	8.5%
Mobile accesses	73,296.1	74,327.1	1.4%
Prepay	41,669.4	39,652.1	(4.8%)
Contract	31,626.7	34,675.0	9.6%
M2M	4,590.3	5,590.8	21.8%
Pay TV	1,761.4	1,647.2	(6.5%)

Final Clients Accesses	97,121.4	97,679.1	0.6%

Wholesale Accesses	20.7	17.0	(18.0%)

Total Accesses	97,142.1	97,696.1	0.6%

Notes:

(1)	Includes “fixed wireless” and Voice over IP accesses.

Telefónica Brazil closed the first half of 2017 improving its competitive position in the mobile as well as in the fixed market. In the mobile business, Telefónica Brazil kept its leadership in the higher value segments, which permitted the operator to capture mobile market revenue growth in 2017. In the fixed business, continues the transformation towards fiber and Pay-TV value customers.

Revenues and OIBDA evolution was positively supported by the expansion of profitability mainly due to the mobile data adoption acceleration and the good evolution of fiber and Pay-TV for IPTV customers. Additionally, Telefónica Brazil has continued carrying out costs control measures and continues generating profits associated to synergies with GVT.

However, first half of 2017 results were adversely affected by the interconnection tariff reduction implemented since February 25, 2017, in the mobile business (-45.6%), fixed-mobile tariff (-17.3%), fixed-local (-35.3%) and fixed-interurban (-50.9%).

Telefónica Brazil reached 97.7 million accesses as of June 30, 2017, up 0.6% compared to June 30, 2016.

Telefónica, S.A.    63

Condensed consolidated interim financial statements 2017

In the mobile business, the strategic focus remained on gaining and retaining high value customers, reaching a market share of 42.3% in the contract segment as of June 30, 2017, (Source: ANATEL). Telefónica Brazil maintained its market leadership in terms of total accesses with a market share of 30.7% as of June 30, 2017 (Source: ANATEL), that explains contract customers growth (+9.6% y-o-y) compensating the decrease in prepaid customers (-4.8% y-o-y). The commercial offer includes data plans with higher data volume, more minutes of voice traffic, more minutes off-net and Telefónica Brazil has started to offer hybrid and prepaid customers, value-added services in the franchised part.

In the fixed business, Telefónica Brazil maintained its strategic focus on fiber deployment, with 17.7 million premises passed with FTTx at June 30, 2017 and 4.4 million homes connected. Fixed telephony accesses decreased by 3.9% year-on-year due to the fixed-mobile substitution. Retail broadband customers totaled 7.5 million customers in the first half of 2017, up 2.8% year-on-year. Pay TV customers stood at 1.6 million as of June 30, 2017, decreasing 6.5% year-on-year due to a more selective commercial activity directed to high value customers. These measures are reflected in an 65.4% increase in IPTV accesses, representing 20% of total Pay-TV accesses.

The below table shows the evolution of results in Telefónica Brazil of the first half of 2017 compared to the first half of 2016:

Millions of euros
TELEFÓNICA BRAZIL	June 2016	June 2017	%Reported YoY	%Organic YoY (1)
Revenues	5,085	6,193	21.8%	1.7%

Mobile Business	3,037	3,781	24.5%	4.0%
Mobile service revenues	2,888	3,631	25.7%	5.0%

Fixed Business	2,048	2,411	17.7%	(1.7%)
Other income	147	186	26.0%	5.2%
Supplies	(1,062)	(1,171)	10.2%	(8.2%)
Personnel expenses	(538)	(619)	15.1%	0.7%
Other expenses	(1,989)	(2,451)	23.2%	2.9%

OIBDA	1,643	2,138	30.1%	7.2%
OIBDA Margin	32.3%	34.5%	2.2 p.p.	1.8 p.p.
Depreciation and amortization	(958)	(1,156)	20.7%	0.8%

Operating Income (OI)	685	982	43.3%	15.9%
CapEx	792	915	15.5%	(3.6%)
OpCF (OIBDA-CapEx)	851	1,223	43.7%	17.0%

Note: Since April 1, 2016, Telefónica Brazil results reflect the transfer of the towers business to Telxius. These result do not include intra-group capital gains resulting from the transfer of towers to Telxius in 2016. Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since January 1, 2016.

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

Telefónica, S.A.    64

Condensed consolidated interim financial statements 2017

With respect to Telefónica Brazil, we have made the following adjustments in order to calculate the first half of 2017 and 2016 variations in organic terms:

•	Foreign exchange effects: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in the first half of 2017 and 2016. In particular, we have used the average foreign exchange rate of the first half of 2016 for both years. Foreign exchange rates had a significant positive impact on our reported first half of 2017 Telefónica Brazil results due to the appreciation of the Brazilian real compared to euro (the average exchange rate increased by 19.8% in the first half of 2017 compared to the first half of 2016).

The foreign exchange rate effect increased revenue and OIBDA growth by 20.1 percentage points and 21.5 percentage points, respectively.

•	Changes in the perimeter of consolidation: We have excluded the result of three months by the towers business transferred to Telxius on April 1, 2016 amounting to 4 million euros impact in OIBDA and OpCF.

•	Results of tower sales: The results attributable to the sale of towers in the first half of 2017 have been excluded (47 thousand euros). In 2016 there is no adjustment related to this concept.

•	Restructuring costs: we have excluded the impact of restructuring costs in the first half of 2016 that totaled 25 million euros. Telefónica Brazil did not report any restructuring costs in the first half of 2017.

The table below shows the first half of 2017 and 2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL JUNE 2017	% Reported YoY	% Organic YoY	Exchange rate effect	Perimeter change	Restructuring costs
Revenues	21.8%	1.7%	20.1	(0.0)	—
Other income	26.0%	5.2%	20.8	—	—
Supplies	10.2%	(8.2%)	18.2	0.2	—
Personnel expenses	15.1%	0.7%	19.0	—	(4.6)
Other expenses	23.2%	2.9%	20.4	—	—

OIBDA	30.1%	7.2%	21.5	(0.2)	1.5
CapEx	15.5%	(3.6%)	19.1	—	—

OpCF (OIBDA-CapEx)	43.7%	17.0%	23.8	(0.4)	2.9

Results discussion

Revenues totaled 6,193 million euros in the first half of 2017, up 21.8% in reported terms, mainly due to the appreciation of the Brazilian real (which increased y-o-y variation in +20.1 p.p.) In organic terms, the year-on-year growth was 1.7%, principally due to the good evolution in the mobile business (+4.0% y-o-y), which was partially offset by the impact of the regulatory interconnection tariff reduction, that also impacted fixed revenues, which decreased by 1.7%.

Telefónica, S.A.    65

Condensed consolidated interim financial statements 2017

•	Revenues from the mobile business totaled 3,781 million euros in the first semester of 2017, up 24.5% in reported terms due mainly to the appreciation of the Brazilian real (which increased y-o-y variation in 20.6 p.p.) compensating the change in the consolidation perimeter (which decreased y-o-y variation in -0.1 p.p.) Excluding these impacts, revenues from the mobile business increased by 4.0% due to the positive evolution of service revenues (+5.0% y-o-y in organic terms) as a result of the higher data revenue and outbound revenues penetration, which increased as a result of a higher customer base and with a higher contract customer base, compensating the lower inbound revenues affected by lower interconnection tariffs. Handset revenues were up 1.6% in reported terms, mainly due to the appreciation of the Brazilian real (which increased y-o-y variation in +16.8 p.p.). In organic terms, the year-on-year decrease was 15.2%, due to lower commercial activity with handsets, focused on higher value customers.

•	Fixed telephony revenues totaled 2,411 million euros in the first half of 2017, up 17.7% in reported terms due mainly to the impact of appreciation of the Brazilian real (which increased y-o-y variation in +19.5 p.p.). Excluding this effect, revenues were down by 1.7%, mainly due to the regulatory impact of lower retail fixed-mobile and fixed-fixed tariff in voice revenues and access. On the other hand, this fall is partially compensated by the increase in fixed broadband revenues and new services, which were up by 7.6% year-on-year in organic terms supported by the increase in fiber revenues with higher ARPU.

Telefónica, S.A.    66

Condensed consolidated interim financial statements 2017

The mobile ARPU increased by 25.4% year-on-year in reported terms due mainly to the higher value customers, a higher contract customer base and data expansion, and also impacted by the appreciation of the Brazilian real. In organic terms, mobile ARPU increased by 4.5% year-on-year as a consequence of the higher data ARPU which offsets the negative impact of the interconnection tariff reduction.

TELEFÓNICA BRAZIL	June 2016	June 2017	% Local Currency YoY
Voice Traffic (millions of minutes)	186,804	170,795	(8.6%)

ARPU (EUR)	6.4	8.0	4.5%
Prepay	3.3	3.9	(2.5%)
Contract (1)	12.1	15.1	4.1%

Notes:

(1)	Excludes M2M.

OIBDA stood at 2,138 million euros in the first half of 2017, increasing 30.1% in reported terms. These evolution have been affected by the positive impact in the Brazilian real appreciation (+21.5 p.p.), the 25 million euros provision associated to the personnel restructuring plans in 2016 (+1.5 p.p.), and the change in the consolidation perimeter (-0.2 p.p.). In organic terms, year-on-year variation was +7.2% due to revenue growth and cost efficiency. Personnel expenses totaled 619 million euros in the first half of 2017, up by 15.1% in reported terms as result mainly of the appreciation of the Brazilian real. In organic terms, personnel expenses increased by 0.7% year-on-year due to higher social benefits and the internalization of network contractors, partially offset by the savings resulting from restructuring plans in 2016. On the other hand, supply costs totaled 1,171 million euros in the first half of 2017, growing 10.2% mainly due to the appreciation of the Brazilian real. In organic terms, supply costs were reduced by 8.2% because of the positive impact of the reduction in interconnection rates and lower consumption of TV and mobile contents.

The OIBDA margin stood at 34.5% in reported terms in the first half of 2017, up 2.2 percentage points in reported terms, compared to the first half of 2016.

Telefónica, S.A.    67

Condensed consolidated interim financial statements 2017

TELEFÓNICA HISPANOAMÉRICA

The below table shows the evolution of accesses in Telefónica Hispanoamérica of the first half of 2017 compared to the first half of 2016:

ACCESSES

Thousands of accesses	June 2016	June 2017	% YoY
Fixed telephony accesses (1)	12,400.6	11,588.3	(6.6%)
Internet and data accesses	5,772.1	5,687.3	(1.5%)
Broadband	5,642.2	5,538.0	(1.8%)
FTTx/Cable	923.8	1,351.9	46.3%
Mobile accesses	113,344.0	111,470.8	(1.7%)
Prepay	87,810.5	85,903.0	(2.2%)
Contract	25,533.6	25,567.8	0.1%
M2M	2,354.3	2,709.0	15.1%
Pay TV	2,905.6	2,961.0	1.9%

Final Clients Accesses	134,422.4	131,707.4	(2.0%)

Wholesale Accesses (2)	27.5	64.5	134.0%

Total Accesses T. Hispanoamérica	134,449.9	131,771.9	(2.0%)

Notes:

(1)	Includes “fixed wireless” and Voice over IP accesses.
(2)	Since the third quarter 2016, 55 thousand wholesale accesses have been reclassified from Mobile contract to Wholesale accesses in México.

Total accesses of Telefónica Hispanoamérica reached 132 million at June 30, 2017 (-2.0% y-o-y).

Mobile accesses reached 111 million customers and decreased by 1.7% y-o-y, mainly due to a lower prepaid customer base.

•	The growth in contract accesses (+0.1% y-o-y) mainly due to a strong performance in Argentina (+5.4%), Mexico (+11.9%) and Colombia (+5.0%), compensating the negative evolution in Peru with a complicated competitive environment and to a lesser extent Venezuela.

•	Prepaid accesses decreased 2.2% y-o-y, with negative net adds of 3.6 million accesses at June 30, 2017; negative net adds in all operations highlighting Mexico (-1.4 million accesses), Argentina (-1 million accesses) and Peru (-410 thousand accesses), explained by the high competitive intensity in the prepaid segment not followed by Movistar in the markets to avoid damaging the network quality levels (avoiding unlimited voice and data offers) and also explained by the continued focus on attracting high-value customers.

•	The smartphone customer base increased 17.1% year-on-year at June 30, 2017, reaching 50.5 million accesses and mobile access penetration of 47% (+7.6 p.p. y-o-y), growing in all countries of the region. Also, accesses with 4G terminals increased 72%, reaching the 19 million accesses at June 30, 2017.

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Fixed accesses stood at 11.6 million at June 30, 2017 (-6.6% y-o-y) with negative net adds of 350 thousand customers, due to the erosion of the traditional fixed business in all markets of the region.

Fixed broad band accesses reached 5.5 million at June 30, 2017 (-1.8% y-o-y), mainly due to the decrease in accesses in Argentina (-6.2%) and Colombia (-3.4%). The penetration of FBB accesses over fixed accesses stood at 48% (+2.3 p.p. y-o-y), focusing on UBB deployment in the region, reaching 5.4 million Real Estate Units and 1.4 million connected accesses (+46% y-o-y).

Pay TV accesses stood at 3 million (+1.9% y-o-y) registering net adds of 42 thousand accesses with positive results in all countries of the region that offer the service. Highlight growth in Peru (+4.7%), Chile (+2.0%) and Colombia (+1.7%).

The table below shows the evolution of Telefónica Hispanoamérica results of the first semester of 2017 in comparison with the first semester of 2016:

Millions of euros
TELEFÓNICA HISPANOAMÉRICA	June 2016	June 2017	% Reported YoY	% Organic YoY (1)
Revenues	6,014	6,419	6.7%	12.3%
Mobile Business	4,070	4,394	8.0%	15.8%
Mobile service revenues	3,637	3,841	5.6%	14.3%
Fixed Business	1,944	2,025	4.2%	4.9%
Other income	109	129	18.2%	16.3%
Supplies	(1,813)	(1,878)	3.6%	2.8%
Personnel expenses	(745)	(832)	11.7%	22.7%
Other expenses	(1,865)	(2,042)	9.4%	16.6%

OIBDA	1,700	1,796	5.7%	13.5%
OIBDA margin	28.3%	28.0%	(0.3 p.p. )	0.3 p.p.
Depreciation and amortization	(955)	(1,127)	18.0%	13.0%

Operating income (OI)	745	669	(10.2%)	14.0%
CapEx	1,018	923	(9.4%)	(6.2%)
OpCF (OIBDA-CapEx)	682	873	28.2%	43.2%

Note: T. Hispanoamérica results reflect the transfer of the towers business to Telxius (Telefónica Perú since April 1, 2016 and Telefónica Chile since May 1, 2016). Likewise, since January 1, 2016, Telefónica Chile includes the results of the data center business. The results of the Telefónica Hispanoamérica do not include intra-group capital gains resulting from the transfer of towers to Telxius in 2016. Organic y-o-y changes reflect all the charges related to the towers transferred to Telxius since January 1, 2016.

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Hispanoamérica, we have made the following adjustments in order to calculate the first half of 2017 and 2016 variations in organic terms:

•	Foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in the first half of 2017 and 2016. In particular, we have used the average foreign exchange rates of the first half of 2016 for both periods.

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We have also excluded the impact of hyperinflationary adjustments in Venezuela.

The foreign exchange rate effect reduced revenue and OIBDA growth by 5.7 percentage points and 7.7 percentage points, respectively.

•	Changes in the perimeter of consolidation: we have excluded the result in 2016 by the towers business transferred to Telxius (on April 1, 2016 to Telefónica Perú and on May 1, 2016 to Telefónica Chile) amounting to 1 million euros with an impact in OIBDA and OpCF.

•	Tower sales: the results of tower sales were excluded from the first half of 2017 and 2016 (0.2 thousand euros).

•	Restructuring costs: we have excluded the impact of restructuring costs associated with the simplification processes implemented in Telefónica Hispanoamérica. In the first half of 2017, the restructuring costs totaled 5 million euros. In the first half of 2016, restructuring costs totaled 3 million euros.

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions in the first half of 2017 amounting to 4 million euros. In the first half of 2016 no spectrum acquisitions were registered.

The table below shows the first half of 2017 and 2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement items and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPANOAMÉRICA JUNE 2017	% Reported YoY	% Organic YoY	Exchange rate effect and hyperinflation	Perimeter change	Restructuring costs	Spectrum acquisition
Revenues	6.7%	12.3%	(5.7)	—	—	—
Other income	18.2%	16.3%	1.9	—	—	—
Supplies	3.6%	2.8%	0.6	0.1	—	—
Personnel expenses	11.7%	22.7%	(11.3)	—	0.2	—
Other expenses	9.4%	16.6%	(7.4)	—	—	—

OIBDA	5.7%	13.5%	(7.7)	(0.1)	(0.1)	—
CapEx	(9.4%)	(6.2%)	(3.5)	—	—	0.4

OpCF (OIBDA-CapEx)	28.2%	43.2%	(14.1)	(0.3)	(0.2)	(0.6)

Results discussion

Revenues amounted to 6,419 million euros in the first half of 2017, increasing 6.7% year-on-year in reported terms. This increase was mainly driven by the foreign exchange effects and the hyperinflation in Venezuela (which decreased growth by 5.7 p.p. of the y-o-y variation). Excluding this effect, revenues would have grown by 12.3% year-on-year, driven by the good behavior of mobile and fixed revenues and handset sales revenues, in spite of interconnection tariff reductions.

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•	Mobile service revenues reached 3,841 million euros in the first semester of 2017 and increased 5.6% year-on-year in reported terms. This increase was negatively impacted by the foreign exchange effects and the hyperinflation in Venezuela (which decreased growth by -8.7 p.p. of the y-o-y variation). Excluding these effects, these revenues would have grown by 14.3%. Mobile service revenues performance by country was as follows:

¡	In Argentina, mobile service revenues reached 1,026 million euros in the first semester of 2017, increasing by 36.5% year-on-year in reported terms. This increase was negatively impacted by the foreign exchange effect which decreased growth by 8.7 percentage points. Excluding this effect, these revenues would have grown by 45.2%, due to adjustment of tariffs, higher consumption in postpaid, higher customer base with top-ups and a higher top-up volume in prepaid.

¡	In Mexico, mobile service revenues reached 561 million euros in the first six months of 2017, decreasing by 15.4% year-on-year in reported terms. This decrease is affected by the foreign exchange effect which decreased growth by 3.5 percentage points. Excluding this effect, these revenues decreased by 11.8%, principally affected by the behavior of the prepay revenues which affected customer base that decreases 3.6% year-on-year, with a lower ARPU decrease and the positive impact of interconnection agreements, both registered during the first semester of 2016 (37 million euros).

¡	In Chile, mobile service revenues reached 555 million euros in the first semester of 2017, increasing by 3.7% y-o-y in reported terms, due to the foreign exchange effect which accounted for 7.3 p.p. of the increase. In local currency these revenues decreased by 3.6%, mainly due to lower prepay revenues and lower interconnection tariffs.

¡	In Peru, mobile service revenues reached 565 million euros in the first half of 2017, decreasing by 7.7% year-on-year in reported terms due mainly to the foreign exchange effect which accounted for 5.6 percentage points of the decrease. In local currency these revenues decreased by 13.3%, affected by lower prepay and postpaid revenues due to higher commercial activity with launching of voice and data unlimited plans and high subsidies, producing net losses of customers and lower ARPU levels.

¡	In Colombia, mobile service revenues reached 400 million euros in the first half of 2017, increasing by 13.7% y-o-y in reported terms affected by the foreign exchange effect which accounted for 10.2 percentage points. In local currency, these revenues increased by 3.4% due to higher interconnection tariffs and the actions carried out in offers, management of base and channel.

•	Data revenues in the segment reached 2,109 million euros in the first semester of 2017, increasing by 17.4% year-on-year in reported terms, due to the higher data revenues in all countries of the region except Mexico and Peru. This increase is affected by the foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela (which accounted for 11.4 p.p. of the increase). Excluding these effects, the data revenues would have been up by 28.8 % y-o-y.

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•	Fixed business revenues reached 2,025 million euros in the first six months of 2017, increasing by 4.2% year-on-year in reported terms. Excluding foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela, which accounted for 0.7 percentage points of the increase, these revenues would have grown by 4.9% y-o-y due to higher TV revenues and fixed broadband, offsetting the decline in accesses and voice revenues. Argentina in particular, experienced acceleration in fixed business with strong growth of broadband revenues due to adjustment of tariffs, improving speed and a better quality of the access base.

OIBDA reached 1,796 million euros in the first semester of 2017, increasing 5.7% year-on-year in reported terms, due mainly to foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela which accounted for 7.7 percentage points. In organic terms, OIBDA would have increased 13.5%, due to higher revenues in spite of higher interconnection, network and IT expenses. The higher expenses are explained by:

•	higher supply costs due to the growth of interconnection costs in Argentina and Peru, not offset by lower interconnection expenses in the rest of the countries in the region.

•	higher personnel expenses driven by the increase of inflation in some countries of the region, which cannot be offset by savings resulting from restructuring plans carried out during this year and affect Mexico, Central America, Argentina and Peru.

•	higher network expenses, mainly in Venezuela, Argentina and Mexico due to the expansion of the fixed and mobile networks, as well as the impact of inflation and depreciation of Latin American currencies vs the US dollar.

Below additional information by country:

¡	Argentina: OIBDA amounted to 506 million euros in the first semester of 2017, increasing 61.2% in reported terms. The exchange rate effect reduces growth in 10.2 percentage points. In local currency the year-on-year variation was 71.4%, thanks to the good behavior of revenues offsetting the effect of higher expenses affected by higher inflation costs. Higher personnel expenses as a result of restructuring plans in the company and higher interconnection expenses due to tariff increase.

¡	Mexico: OIBDA amounted to 146 million euros in the first semester of 2017; decreasing 13.3% in reported terms affected by the exchange rate effect, that reduces growth in 3.6 percentage points. Excluding this impact, OIBDA decrease was 9.7% reflecting the evolution of prepaid revenues as well as the positive impact of interconnection agreements registered in June 2016, which was not offset by the efficiencies achieved.

¡	Chile: OIBDA amounted to 339 million euros in the first half of 2017, decreasing 1.4% in reported terms affected by the exchange rate evolution that reduces variation in 7.0 percentage points. Excluding this effect, the year-on-year variation would have decreased by 8.4%, explained by the reduction in revenues mentioned above.

¡	Peru: OIBDA amounted to 294 million euros in the first semester of 2017, decreasing 24.6% in reported terms due to the exchange rate evolution that reduces growth by 4.6 percentage points. In local currency, OIBDA decreased by 29.2%, affected by the revenue reduction, the positive impact registered in June 2016 associated to the provision reversal from expenses on radio-electric royalties, as well as lower supply costs associated to transformation projects (full stack).

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¡	Colombia: OIBDA amounted to 254 million euros in the first half of 2017, increasing 17.8% in reported terms, mainly due to the exchange rate evolution that accounted for 10.6 percentage points of the increase. In local currency, OIBDA increased by 7.1% thanks to the good behavior in revenues as well as lower supplies associated to lower interconnection tariffs and efficiencies in other expenses.

OIBDA margin reached 28.0% in the first half of 2017, and decreased by 0.3 percentage points y-o-y in reported terms. Excluding the foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela, OIBDA margin would have increased by 0.2 percentage points, thanks to the higher margin in Venezuela (+6.7 p.p.), Argentina (+5.8 p.p.) y Colombia (+1.4 p.p.), Peru (-6.8 p.p.). Mexico (-0.8 p.p.) and Chile (-2.4 p.p.) show a reduction in OIBDA margin reflecting the increased commercial efforts towards higher value segments.

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Risks and uncertainties facing the Company

The Telefónica Group’s business is affected by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results of operations, must be considered jointly with the information in the consolidated financial statements of 2016 and the information in these condensed consolidated interim financial statements, and are as follows:

Group-Related Risks

Worsening of the economic and political environment could negatively affect Telefonica’s business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to various legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect the Company’s business, financial position, cash flows and results of operations and/or the performance of some or all of the Group’s financial indicators.

Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group.

Macroeconomic perspectives in Europe have improved given that political uncertainty has decreased after the results of the general elections in some European countries and after reaching an agreement related to the Greek bailout programme. Notwithstanding, even though risks have diminished, the economic activity and the financial stability could be affected by the banking sector still under (advanced) restructuring and also due to the impact of steps taken towards an EU banking union and a capital markets union, especially regarding the monetary normalization in the Eurozone. On the other hand, the British exit process from the European Union following the vote to leave in the referendum, will require an adjustment of the economy to whatever new trade and investment relationships are put in place in the future, with the consequences in the meantime being uncertainty regarding investment, activity, employment and financial market volatility. In the first half of 2017, the Telefónica Group obtained 23.9% of its revenues in Spain (25.3% in the same period of 2016), 13.6% in Germany (14.6% in the same period of 2016) and 12.3% in United Kingdom (13.7% in the same period of 2016).

In Latin America, there is an increasing exchange rate risk created by external factors such as the uncertainty derived from the monetary normalization process in the United States, the still low commodity prices environment and doubts about growth and imbalances in China; as internal factors we highlight the high fiscal and external deficits in major Latin American countries and the low liquidity in certain exchange markets. These, together with a low productivity growth, will not allow a more accelerated progress in economic development.

Focusing on the main countries in the region, we point out Mexico as a country with a high commercial and financial exposure to the United States, which could generate uncertainty despite having a relatively stable internal outlook. Any increase to interest rates and/or a possible overhaul of trade agreements between both countries could result in higher restrictions on imports into the United States and political noise, which could negatively impact economic activity in Mexico.

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In Brazil, political instability has increased, weakening the support to the reforms and increasing the doubts about whether the social security reform will be passed before the end of the term. While signs of stabilization have emerged and the economy has started to show positive growth figures, private consumption growth continues to be negative and the unemployment rate has exceeded thirteen per cent. Moreover, despite external financing needs decreasing, internal needs remain high. These elements combined have led to a growing risk of new downgrades to the country’s credit rating, which is already below investment grade, leading possibly to a more depreciated currency.

In countries such as Chile, Colombia and Peru, the increase in commodity prices is having a positive impact on their respective fiscal and external accounts, but growth continues to be below its potential levels due to the lower external inflows, which have affected investment and, to a lesser extent, private consumption.

In Argentina, the government is focused on resolving Argentina’s macroeconomic and financial imbalances and on recovering international confidence. These plans will be conditional upon the results of the legislative elections. Even though the economy has returned to positive growth rates and the measures taken by the government will continue having positive effects in the medium term, short term risks persist, including exchange rate risk, especially due to the high inflation rate.

In Ecuador, despite the recovery in oil prices and the recent dollar depreciation, which have allowed for an improvement in economic activity through exports, risks persist, mainly on the fiscal front. The country’s financing needs are still high, which, together with low international reserves, keep the country in a more vulnerable position against volatility shocks.

During the first half of 2017 Telefónica Hispanoamérica represented 24.6% of the Telefónica Group’s revenues (23.8% in the same period of 2016), of which 27.9% proceeded from revenues in Argentina, 18.7% in Peru and 17.1% in Chile. During the first half of 2017, Telefónica Brazil represented 23.7% of the Telefónica’s Group revenues (20.2% in the same period of 2016). In this respect, approximately 33.3% of the Group’s revenues were generated in countries that do not have investment grade status (in order of importance, Brazil, Argentina, Ecuador, Nicaragua, Venezuela, Guatemala, Costa Rica and El Salvador), and other countries are only one notch away from losing this threshold.

“Country risk” factors include, among others, the following:

•	unexpected adverse changes in regulation or administrative policies, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approval);

•	abrupt exchange rate movements;

•	high inflation rates;

•	expropriation or nationalisation of assets, adverse tax decisions, or other forms of state intervention;

•	economic-financial downturns, political instability and civil disturbances; and

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•	maximum limits on profit margins imposed in order to limit the prices of goods and services through the analysis of cost structures (for example, in Venezuela, a maximum profit margin has been introduced that is set annually by the Superintendence for Defense of Socioeconomic Rights).

Any of the foregoing may adversely affect the business, financial position, results of operations and cash flows of the Group.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.

At June 30, 2017, 59% of the Group’s net debt (in nominal terms) had its interest rates fixed over a year, while 18.4% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to variations in short-term interest rates at June 30, 2017: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 241million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies (even if we reach negative rates), would lead to a reduction in financial expenses of 215 million euros. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

According to the Group’s calculations, the impact on results and specifically changes in the value of a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro, would result in exchange losses of 26.5 million euros, primarily due to the weakening of the bolívar fuerte and, to a lesser extent, the Argentinean peso. These calculations had been made assuming a constant currency position with an impact on profit or loss at June 30, 2017 including derivative instruments in place.

During the first half of 2017, Telefónica Brazil represented 26.1% (21.2% in the same period of 2016), Telefónica Hispanoamérica represented 22.0% (21.9% in the same period of 2016) and Telefónica United Kingdom represented 10.4% (11.8% in the same period of 2016) of the operating income before depreciation and amortization (OIBDA) of the Telefónica Group.

The Telefónica Group uses a variety of strategies to manage this risk, among others the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. Furthermore the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the implementation of Telefónica’s strategic plan and new technologies, the renewal of licences or the expansion of the Telefónica Group’s business in countries where it operates, may require a substantial amount of financing.

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A decrease in the liquidity of Telefónica, a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group’s business, financial condition, results of operations and/or cash flows.

Funding could be more difficult and costly in the event of a significant deterioration of conditions in the international or local financial markets due to the uncertainties regarding monetary normalization by the central banks, including both through interest rates hikes and/or balance sheet reduction, and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.

At June 30, 2017, gross financial debt scheduled to mature in 2017 amounted to 7,414 million euros (which includes the net position of derivative financial instruments and certain current payables), and gross financial debt scheduled to mature in 2018 amounted to 5,742 million euros.

In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next twelve months with cash and credit lines available at June 30, 2017. Telefónica’s liquidity could be affected if market conditions make it difficult to renew existing undrawn credit lines, 8.1% of which, at June 30, 2017, were scheduled to mature prior to June 30, 2018.

In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could lead to a negative impact on the availability and cost of Telefónica’s financing and its liquidity strategy; which could have a negative effect on the Group’s business, financial condition, results of operations and/or cash flows.

Adoption of new accounting standards could affect reported results and financial position.

Accounting Standardisation Bodies and other authorities may periodically change accounting regulations that govern the preparation of the Group’s consolidated financial statements. Those changes could have a significant impact on the way the Group accounts and presents its financial position and its operating income. In some instances, a modified standard or a new requirement with retroactive nature must be implemented, which requires the Group to restate previous financial statements.

See details of the implementation of new standards and interpretations issued in Note 3 to the consolidated financial statements of 2016 and in Note 4 of the 2017 condensed consolidated interim financial statements. In particular, Telefónica is required to adopt the new accounting standards IFRS15 Revenue from Contracts with Customers, effective from January 1, 2018, and IFRS 16 Leases, effective for the financial years from January 1, 2019. These standards present significant changes that could affect both the amount and moment of recognition of revenues and expenses related with certain sales transactions, as well as the accounting treatment for all lease contracts (other than short-term leases and leases of low-value assets). These changes could have a material impact on the Group’s financial statements.

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Risks relating to the Group’s Industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and sector-specific regulations in the majority of the countries where the Group provides its services. Additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to the acquisition of spectrum availability. Among the main risks of this nature are those related to spectrum regulation and licences/concessions, rates, universal service regulation, regulated wholesale services over fibre networks, privacy, functional separation of businesses and network neutrality. The fact that the Group’s business is highly regulated both affects its revenues and imposes costs on its operations.

Thus, as the Group provides most of its services under licences, authorisations or concessions, it is vulnerable to administrative bodies’ decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licences, authorisations or concessions, or the granting of new licences to competitors for the provisions of services in a specific market.

In this regard, the Telefónica Group pursues its license renewals on the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality, service and coverage standards and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the licence, authorisation or concession.

Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses. In this regard, the merger of Telefónica Deutschland Holding AG and E-Plus, has prompted providers such as United Internet and the regional cable operator Airdata to lodge an appeal before the General Court against the decision of the EU authorizing such merger. United Internet has lodged a second appeal against the EC in relation to the content of the letter of commitment assumed by Telefónica Deutschland regarding the implementation of remedies for non-network operators. Telefónica Deutschland has been accepted as an interested party of the process and it has presented its statements in both cases. In December 2016, each of Mass Response Service GmbH and Multiconnect GmbH filed an appeal before the General Court against the decision of the EU that Telefónica Deutschland is not obliged to grant access to Full-Mobile Virtual Network Operators (“Full MVNO”) under the non-MNO remedy of the commitments. Telefónica Deutschland has applied for leave to intervene as an interested party which is still pending resolution.

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Regulation of spectrum and access to new government licenses/concessions of spectrum

On September 14, 2016, the EC adopted, among other texts, a proposed Directive for the establishment of a European Electronic Communication Code, which could have significant implications, inter alia, for access to networks, spectrum use, auction conditions, duration and renewal of licenses, universal service, consumer protection, audiovisual services and platforms. It is estimated that the approval of such regulatory framework will take place towards the end of 2018.

In addition, on June 14, 2017 the Regulation (UE) 2017/1128 of the European Parliament and of the Council on cross-border portability of online content services was adopted. It will enter into force on March 20, 2018 and seeks to ensure that subscribers to online content services provided in their Member States of residence, are able to access these services and use them when they are temporarily in other Member State which is not their Member State of residence.

On May 17, 2017, the European Parliament and Council approved a decision regarding the use and availability of the 700 MHz band. This could require new cash outflows from Telefónica between 2018 and 2022 in both the United Kingdom and Spain, where it is expected that the 700 MHz band will be available between 2020 and 2022.

In connection with the spectrum auction for 2.3 and 3.4 GHz band in the United Kingdom, on July 11, 2017 Ofcom released rules for the upcoming mobile spectrum auction in both the 2.3 GHz (available for “immediate use”) and 3.4 GHz bands (may be used for 5G services). They laid out their proposal for two separate caps to be imposed: spectrum cap of 255 MHz of immediately usable spectrum and an overall cap of 340 MHz. On August 14 consultation on the Auction Regulations closes. In Germany, the regulatory agency for electricity, gas, telecommunications, post and railway (“BNetzA”) initiated a proceeding for the demand-oriented allocation of new frequencies for the further rollout of digital 5G infrastructures, which include the timely allocation of the 2 GHz spectrum expiring at the end of 2020 and 2025 (so called UMTS spectrum) and further spectrum (inter alia 3.5 GHz). A final decision about the allocation procedure is expected in the first quarter of 2018 and an auction may possibly take place later in 2018.

In Latin America, spectrum auctions are expected to take place requiring potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licences. Specifically, the procedures expected to take place in 2017-2018, in the relevant jurisdiction for the Group, are:

•	Mexico: An auction of spectrum in the 2500 MHz band is expected to take place between the fourth quarter of 2017 and the second quarter of 2018.

•	Colombia: In February 2017, the Ministry of Information Technologies and Communications published for market input its project of resolution with the proposed conditions for an auction of 70 MHz of spectrum band in 700 MHz and 5 MHz in 1900 MHz. In addition, the Ministry published a project of decree increasing the spectrum cap for lower bands to 45 MHz and 90 MHz for upper bands. The schedule for the auction has not been set yet as the negotiation of the conditions has only begun. On March 27, 2017, Telefónica provided its comments on the project.

•	Argentina: The Government instructed the regulatory authority to issue new regulations during 2017 (i) to ensure the reassignment of frequencies of the radio spectrum for the provision of wireless or fixed wireless services (known as the “refarming process”), which Telefonica has challenged in Court and (ii) to enable the reassignment of frequencies previously granted to other providers (known as the “Spectrum on Demand process”). In connection with the latter, in May 2017 such “Spectrum on Demand process” was launched and in June 2017, certain 2.6 GHz spectrum was granted to Telefonica and the other licensed mobile operators.

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However, it is likely that some of these spectrum tender procedures will not be completed, or even initiated within the proposed timeframes. In addition to the above, it may be the case that certain administrations may not have yet announced their intention to release new spectrum but may do so during 2017. The above does not include processes announced via general statements by administrations, which involve bands not key to Telefónica’s needs. Furthermore, Telefónica may also seek to acquire spectrum on the secondary market where opportunities might arise.

Risks relating to concessions and licences previously granted

The terms of concessions and licenses granted to the Group and necessary for the provision of its services may be challenged or amended by the regulators at any time, which may materially adversely affect its business, financial condition, results of operations and cash flows.

The German regulator initiated consultations in March and July 2016 on the frequency distribution after the merger between Telefónica Deutschland and E-Plus, particularly in the 2 GHz band and on the future spectrum allocation for 5G band. The result of such consultations could lead, among others, to proposals by the regulator reorganizing the spectrum that Telefónica Deutschland holds on the 2 GHz band.

In the United Kingdom, Telefónica has an obligation in its 800 MHz spectrum license to provide indoor coverage to 98% of the United Kingdom population (and 95% of the populations of each of England, Wales, Scotland and Northern Ireland) and an obligation in its 900/1800 MHz spectrum license to provide voice and text services to 90% of the United Kingdom landmass, both by the end of 2017, to be maintained, thereafter. Inherent with these obligations is a risk that Telefónica United Kingdom may not meet the required targets. Telefónica United Kingdom is actively working towards mitigating such risk through the continuous investment in an infrastructure improvement programme, upgrading its 2G and 3G Networks and continued roll-out of its 4G Network.

In the state of São Paulo, Telefônica Brazil provides local and national long-distance Fixed Switched Telephony Service (“STFC”) under the so-called public regime, through a concession agreement, which is expected to remain in force until 2025. In accordance with current regulations, Telefônica Brasil informed the Brazilian regulatory authority (Agencia Nacional de Telecomunicações or “ANATEL”) that the net value, as of December 31, 2016, of assets assigned to the provision of STFC (which include, among others, switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment) were estimated to total 8.8 billion Brazilian reais. In principle, the assets assigned to the provision of STFC were considered reversible assets. In recent months, a Bill amending the regulatory framework in Brazil has been processed, establishing, among other things, that such assets will no longer be reversible under the new licences regime in exchange for significant broadband investment commitments. Recently, the processing at the Senate of such Bill has been challenged before the Federal Supreme Court. Such Court and, consequently, the Senate’s governing board has decided to send the Telecom bill for voting in the Plenary. In the event that the Bill is finally approved, ANATEL will be entitled to adopt the pertinent administrative decisions for the transformation of the respective licences with the consequent modification of the future binding obligations to STFC providers.

Telefónica, S.A.    80

Condensed consolidated interim financial statements 2017

In Colombia, the Ministry of Information Technologies and Communications (“ITC”) issued Resolution 597 on March 27, 2014, to renew 850 MHz/1900 MHz licenses for 10 additional years. However, the reversion of assets (other than radio frequencies, which it is clear must be returned) and its scope was widely, discussed between the relevant mobile operators (including Telefónica Colombia) and the ITC in the context of the liquidation of the previous concession contract, taking into consideration the terms of the contract, and the Constitutional Court’s interpretation of Law 422 of 1998, and Law 1341 of 2009. Discussions on the matter concluded on February 16, 2016, when the ITC convened an arbitration proceeding, in accordance with in the terms of the relevant concession contract. The relevant concession holders (including Telefónica Colombia) filed a response to the claim prompted by the ITC. The arbitration award was rendered on July 25, 2017. Telefonica is assessing the implications of this arbitration award.

In Peru, Telefónica has concessions for the provision of the fixed-line service until November 2027. In December 2013, Telefónica filed a partial renewal request for these concessions for five more years. In December 2014 and June 2016, Telefónica also filed a renewal request for twenty more years in relation to a concession for the provision of local carrier service and one of the concessions to provide mobile-line services in provinces, respectively. As of the date of this report, the decision of the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) in all such proceedings is still pending and according to the legislation, the concessions which are the subject of these procedures remain in force as long as the procedures are in progress.

Telefónica Móviles Chile, S.A. was awarded 2x10 MHz spectrum on the 700 MHz band in March 2014. A claim was brought by a consumer organisation against the 700 MHz assignments. The decision by the Supreme Court on the appeal presented by such consumer organization is still pending. The Supreme Court in its decision of May 25, 2017 required an expert to be designated to report on the status of the use of the spectrum.

During the first half of 2017, the Group’s consolidated investment in spectrum acquisitions and renewals amounted to 4 million euros (10 million euros in the same period of the previous year).

The Group’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on Telefónica’s ability to maintain the quality of existing services, which may adversely affect the Group’s business, financial condition, results of operations and cash flows.

Regulation of wholesale and retail charges

The European Regulation 2015/2120 on Net Neutrality and Roaming was adopted on November 25, 2015. From June 15, 2017, operators will not charge roaming users within the EU an additional fee on their domestic prices for roaming calls, SMS and data services. However, in some circumstances, operators may apply consumption limits and additional surcharge under a “fair use policy” or additional surcharges under the sustainability exemption.

Telefónica, S.A.    81

Condensed consolidated interim financial statements 2017

In June 2017, wholesale roaming caps were approved by the European Parliament and the maximum wholesale caps, applicable since June 15, 2017 have been set at the following limits: 0.01€/sms; 0.032€/minute; data services glide path: 7.7€/GB (June – December 2017); 6€/GB (2018); 4.5€/GB (2019); 3.5€/GB (2020); 3€/GB (2021) and 2.5€/GB (2022).

On September 14, 2016, the EC presented its proposal in respect of the regulatory framework which, among other measures, intends to incorporate a European methodology and a European upper limit for the call-termination prices for landline phones/ mobile phones (FTRs/MTRs) applicable in EU.

The decreases in wholesale mobile termination rates (“MTRs”) in Europe are noteworthy. In the United Kingdom, the current rate is 0.495 ppm. On June 27, 2017, Ofcom published a consultation document proposing a charge control for a three-year period from April 1, 2018, which would result in a 10% reduction in real terms in MTRs during that period.

In Germany, on August 30, 2016, BNetzA adopted a regulatory decision, which considered the pure long run incremental cost (“LRIC”), a new cost model for the calculation of MTRs. BNetzA approved new MTRs on March 6, 2017 which set the rates to 0.011 €/minute as of December 1, 2016, to 0.0107 €/minute as of December 1, 2017, and to 0.0095 €/minute as of December 1, 2018, until the end of November 2019. Telefónica Deutschland and other network providers have appealed both decisions in court. Nevertheless, and even termination fees in mobile and fixed communications have decreased substantially in recent years, future decreases will become smaller so that the negative impact on turnover is expected lower than before.

In Spain, on July 1, 2016, the Spanish National Regulatory and Competition Authority (Comisión Nacional de los Mercados y la Competencia or “CNMC”) initiated the process of reviewing the prices of mobile termination, with a final decision expected to be adopted no sooner than 2018.

Additionally, on January 17, 2017, the CNMC issued its analysis of the market for access and call origination on fixed networks. The CNMC maintains the obligation of Telefónica, as an operator with significant market power, to provide a wholesale interconnection offer and a wholesale line rental (“WLR”), both with cost-oriented prices regarding manufacturing costs and the adoption of a management accounting system. Telefónica is equally obliged to non-discrimination, transparency and separation of accounts. In Latin America, it is likely that MTRs will also be reduced in the short to medium term.

In Brazil, ANATEL has issued ex-ante regulations to ensure competition in the wholesale market, which includes reductions of the MTR. In this regard, the Plano Geral de Metas de Competição (“PGMC”), amended by Resolution 649/2015, established that mobile termination fees are subject to successive yearly reductions from 2016 until 2019, when the definitive cost-oriented-model fees are expected to be in force (such Resolution has been challenged in courts without a definitive outcome). On December 5, 2016, ANATEL issued a public consultation for the revision of the PGMC, which addresses changes in the relevant wholesale markets regulated by the PGMC and also in the cost-oriented model. ANATEL is expected to deliberate on the new regulation during the second half of 2017.

In Mexico, on September 23, 2016, the Instituto Federal de Telecomunicaciones (“IFT”) announced that the MTRs applicable to operators differing from the so-called Prevailing Economic Agent for 2017 will be 0.1906 pesos per minute, as long as the regulatory asymmetry of the Prevailing Economic Agent introduced by Mexico with the constitutional reform in 2014

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Condensed consolidated interim financial statements 2017

and the new Federal Telecommunication and Broadcasting Law in 2014 remain in effect. Recently, IFT has proposed to reduce the current charge to 0.14 cents (2018-2020). This proposal is still in debate. Additionally, during the third quarter of 2017 the Supreme Court of Justice is expected to rule for the appeals against the Prevailing Economic Agent’s obligation to refrain from charging fees for the termination of mobile, fixed and SMS traffic on its network.

In Colombia, in February 2017, the Comisión de Regulación de Comunicaciones (“CRC”) approved its resolution 5108 establishing symmetric reduction of termination rate of 11.4 COP per minute and 4.3 million COP per monthly capacity from 2017 for established operators and an asymmetric termination rate of 24.58 COP per minute and 9.8 million COP per monthly capacity for new entrant operators in a five-year period. The CRC also adopted measures to promote the entry of mobile virtual network operators (“MVNOs”), including the regulation of prices for the access to the mobile networks. In addition, the conditions for national roaming have been modified.

In Peru, the Organismo Supervisor de las Telecomunicaciones (“OSIPTEL”) started the process for the revision of the values on charges of interconnection for mobile termination of calls in telecommunication services networks in November 2016. The new values established by OSIPTEL will apply as of the first quarter of 2018.

As a result of the foregoing regulatory actions, Telefónica may receive lower prices for certain of its services, which may materially adversely affect its business, financial condition, results of operations and/or cash flows.

Regulation of Universal Service

Universal Service Obligations (“USO”) refer to the obligations imposed on telecommunication operators aimed at granting access to all the consumers in a country to a minimum set of services offered at reasonable and fair prices in order to avoid social exclusion. On its proposal for the reform of the regulatory framework issued on September 14, 2016 the EC sought to modernise USO in Europe, removing the mandatory inclusion of the legacy outdated services (telephone boxes, directories and information services) and focusing on the provision of affordable broadband services. The EC also proposed that USO should be funded out of general budgets and not by the sector. However, if this funding method does not thrive, the inclusion of affordable broadband services could end up being more expensive for the sector. In any case, it is estimated that the new regulation will not be applicable before 2020.

In Spain, the licences of Telefónica de España and Telefónica Telecomunicaciones Públicas for the provision of Universal Services expired on December 31, 2016. Both companies have been awarded the provision of these services from January 1, 2017.

In Brazil, the publication of the General Plan for Universalisation of Fixed Switched Telephony Services (“PGMU”) was postponed by the Ministry of the Science, Technology, Innovation and Communication.

The imposition on the Telefónica Group of additional or more onerous obligations to provide UNS services in the jurisdictions where it operates could have a material adverse effect on its business, financial condition, results of operations and/or cash flows.

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Condensed consolidated interim financial statements 2017

Regulation of fiber networks

On February 24, 2016, the Spanish CNMC adopted a final resolution on the wholesale broadband market regulation, which raises a geographical segmentation in competitive (66 cities, 34% of total population) and non-competitive areas. It is anticipated that this resolution will last for at least four years. Its implementation is expected to result in a moderate increase of the current regulatory obligations of Telefónica in Spain, in terms of its granting of access to other operators to its fibre network and with respect to certain aspects relating specifically to the business segment (high quality bitstream service for business customers with national coverage). This Resolution has been appealed by Telefónica España. Additionally, on January 18, 2016, the CNMC adopted a resolution which approves the reference offer of the new wholesale unbundled virtual access service to Telefónica’s new broadband Ethernet service (local NEBA). The NEBA service should be operative in 12 months from the date of the resolution’s adoption.

The CNMC has launched a public consultation on the methodology used to assess the economic replicability of the wholesale access price which Telefonica would charge to other operators for accessing the optical fibre network in regulated areas (NEBA Local and NEBA services). Telefonica currently has flexibility to set the wholesale access tariff structures as far as theses tariffs grant the economical replicability of Telefonica’s retail flagship products (broadband bundles with IPTV and/or mobile services) by alternative operators.

The CNMC has also launched a public consultation on the methodology used for the economic replicability of the retail offer aimed at the business segment. The final decision will not take place before the first quarter of 2018.

Any of such obligations and restrictions could raise costs and limit Telefónica’s freedom to provide the aforementioned services, which could materially adversely affect Telefónica’s business, financial condition, results of operations and cash flows.

Regulations on Privacy

In Europe the General Data Protection Regulation (“GDPR”) of April 27, 2016, will be directly applicable in all Member States from May 25, 2018. The GDPR introduces administrative fines of up to 4% of an undertaking’s annual global turnover for breaching the new data protection rules.

On January 10, 2017, the EC presented its proposal for a Regulation on data protection in electronic communications (“ePrivacy”), which will replace the current Directive 2002/58/EC on privacy in the electronic communications sector and will complement the recently approved GDPR. The proposal implies an extra layer of regulation on top of the GDPR and also introduces administrative fines of up to 4% of an undertaking’s annual global turnover for breaching new regulations. In this area, a strict data protection and privacy regulation may result in limitations to offer innovative digital services such as Big Data services.

The EC adopted a new decision on privacy shield on July 12, 2016, which determined that there is an adequate level of protection of personal data transferred from the EU to US self-certified companies complying with the privacy shield principles issued by the US Department of Commerce. Telefónica USA, Inc. has self-certified itself as privacy shield compliant. The privacy shield has been challenged before the EU’s General Court by civil-society groups, but the admission of their appeals is still pending as at the date of this report. The first annual review on the functioning of privacy shield is expected to take place in September 2017.

Telefónica, S.A.    84

Condensed consolidated interim financial statements 2017

In Brazil, the adoption of a Personal Data Protection Act is still pending, this could lead to further obligations and restrictions for operators in relation to the collection of personal data and its treatment.

Any such obligations and restrictions could raise costs and limit Telefónica’s ability to provide certain services, which could materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.

Regulation of network neutrality

Under the principle of network neutrality applicable to Internet access services area, network operators are not permitted to establish technical or commercial restrictions regarding the terminals that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behavior (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.

On August 30, 2016, the European Regulatory Authority (“BEREC”) issued non-binding Guidelines to the National Regulatory Authorities to monitor the application of the so-called “net neutrality and roaming Regulation” (Regulation (EU) 2015/2120 of November 25, 2015). This guidance could directly impact Internet access service commercial practices (for example, some zero rating offers) and it may limit network management practices and increase transparency requirements on the Internet Access Service.

Telefónica operates in Latin American countries where net neutrality is being implemented, such as Chile, Colombia, Mexico, Peru (where OSIPTEL implemented regulations on net neutrality on January 1, 2017) and in Brazil. In Mexico, it is expected that IFT will issue guidelines during 2017. In Chile, on November 22, 2016, the Commission of Telecommunications submitted a bill for amending the Network Neutrality Act. The main changes proposed concern the establishment of rules applying measures for traffic management and restrictive rules for “Zero Rating”. If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and cash flows.

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programmes.

The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group’s international operations are subject to various anti-corruption laws, including the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanctions programmes, including those administered by the United Nations, the European Union and the United States, including the US Treasury Department’s Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group’s business, it may deal with entities, the employees of which are considered government officials. In addition, economic sanctions programs restrict the Group’s business dealings with certain sanctioned countries, individuals and entities.

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Condensed consolidated interim financial statements 2017

Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties, exclusion from government contracts, damage to the Group’s reputation and other consequences that could have a material adverse effect on the Group’s business, results of operations and financial condition.

Telefónica is currently conducting internal investigations covering various countries regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with and cooperating with governmental authorities about these matters and intends to continue to cooperate with those authorities as the investigations continue. It is not possible at this time to predict the scope or duration of these matters or their likely outcome.

Customers’ perceptions of services offered by Telefónica may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects Telefónica’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Telefónica may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances.

Failure to do so adequately could have an adverse effect on the Group’s business, financial condition, results of operations and cash flows.

New products and technologies arise constantly, and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs

Telefónica, S.A.    86

Condensed consolidated interim financial statements 2017

amounted to 438 million euros in the first half of 2017, representing a decrease of 7.2% from 472 million euros in the first half of 2016. These expenses represented 1.7%, and 1.9% of the Group’s consolidated revenues in the first half of 2017 and 2016, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development (“OECD”) manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fibre with superior services, such as Internet speed of up to 300MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fibre. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market and entry of new players in the communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group’s ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to those followed traditionally. Failure to do so adequately could have an adverse effect on the Group’s business, financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond to Telefónica’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency. Any failure by Telefónica Group’s IT systems to adequately respond to the Group’s evolving operating requirements could have an adverse effect on the Group’s business, financial condition and/or results of operations.

Telefónica depends on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect Telefónica’s operations, and may cause legal contingencies or damages to its image in the event that inappropriate practices are produced by a participant in the supply chain.

As of June 30, 2017, the Telefónica Group depended on 3 handset suppliers and 12 network infrastructure suppliers, which together accounted for 76% and 80% of the awarded contracts for the year then ended. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements, or otherwise have an adverse effect on the Group’s business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

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Condensed consolidated interim financial statements 2017

Telecommunications companies worldwide face increasing cybersecurity threats as businesses become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cybersecurity threats include gaining unauthozised access to Telefónica’s systems or inserting computer viruses or malicious software in its systems to misappropriate consumer data and other sensitive information, corrupt Telefónica’s data or disrupt its operations. Unauthorised access may also be gained through traditional means such as the theft of laptop computers, portable data devices and mobile phones and intelligence gathering on employees with access.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover these types of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.

The telecommunications industry may be affected by the possible effects that electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between certain expert groups and public health agencies, including the World Health Organization that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionising Radiation Protection Committee have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.

Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to Telefónica being unable to expand or improve its mobile network.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may adversely affect the business, financial conditions, results of operations and cash flows of the Telefónica Group.

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Condensed consolidated interim financial statements 2017

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognise impairments in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. In 2016, impairment losses in goodwill were recognised amounting to 215 million euros for Telefónica operations consisting of 124 million euros in Venezuela and 91 million euros in Mexico.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

In addition, the Telefónica Group’s Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.

Any of the foregoing could have an adverse effect on the business, financial position, results of operations and cash flows of the Group.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, the

Telefónica, S.A.    89

Condensed consolidated interim financial statements 2017

Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years’ income tax, in respect of which a contentious-administrative appeal is currently pending and to certain tax proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and to the Corporate Tax. Further details on these matters are provided in Notes 17 and 21 of the consolidated financial statements of 2016.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date:	July 27, 2017	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer